AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 25, 2011
REGISTRATION NO.  000-54207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 3 to
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ChineseInvestors.com, Inc.
(Name of registrant as specified in its charter)

Indiana	35-2089868
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

411 E. Huntington Drive #107-228, Arcadia, CA 91006
(Address of principal executive offices, including zip code)

Brett Roper, Director of Administrative Services — (303) 345-1262
(Registrant’s telephone number, including area code)

Copies to:
 Michael E. Shaff, Esq., Irvine Venture Law Firm, LLP
17901 Von Karman Avenue, Suite 500, Irvine, CA 92614
 Telephone (949) 660-7700

Securities to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS TO BE SO REGISTERED	NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

TITLE OF CLASS
Common Stock, $0.001 par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

We are filing this General Form for Registration of Securities on Form 10 to register voluntarily our common stock, par value $0.001 per share, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.

As of January 28, 2011 we are subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

Prior to the Company receiving final clearance for trading on the OTCBB, we anticipate that we will reverse split our shares on at least a ten-for-one basis; such action is already approved by the Board of Directors. We expect to take action(s) to cause our common stock be accepted for listing on the OTC-BB Stock Market, however we can make no guarantee that our common stock will be accepted for listing on the OTC-BB.

When we use the term(s) “we,” “us,” “our” and “the Company,” we mean ChineseInvestors.com, an Indiana Corporation.

Item 1. Business.

a) General Development of Business.

ChineseInvestors.com, an Indiana corporation, was incorporated on January 6, 1997 in the State of Indiana under the corporate name “MAS Acquisition LII Corp.” Prior to June 12, 2000, the company was a ‘blank check’ company seeking a business combination with an unidentified business.

On June 12, 2000, we acquired 8,200,000 shares of common stock, representing 100% of the outstanding shares of Chineseinvestors.com, Inc., which was incorporated in the State of California on June 15, 1999. In connection with this acquisition, Aaron Tsai, our former sole officer and director, was replaced by Chineseinvestors.com, Inc.’s officers and directors.

The stockholders of Chineseinvestors.com, Inc. were issued 8,200,000 shares of our common stock, or approximately 96% of our total outstanding common shares after giving effect to the acquisition. Chineseinvestors.com, Inc. became a wholly owned subsidiary and we changed our name to Chineseinvestors.com, Inc.  Immediately prior to the acquisition of Chineseinvestors.com, Inc., MAS Capital Inc. returned 8,200,000 shares of common stock for cancellation without any consideration. The purpose of this reorganization of Chineseinvestors.com, Inc. was to increase the number of stockholders in anticipation for the development of a secondary trading market for the shares of our common stock which has been substantially delayed due to various market as well as internal conditions.

Chineseinvestors.com, Inc. was established as an ‘in language’ (Chinese) financial information web portal, offering various levels of information relative to the US Equity and Financial Markets as well as certain other specific financial markets (including China A Shares, FOREX, etc.). Over the years, various informational components have been added and the general content improved as the company continues to derive the majority of its income from various subscription services it offers to its customers.  We offer subscription services to provide education about investing and news and analysis on the stock market as well as news about particular stocks that we are following.  Nevertheless, we do not provide our subscribers with individualized investment advice and never have investment discretion over any subscriber’s or site visitor’s funds.

Chineseinvestors.COM, Inc. has been in continuous operation since July of 1999 using the web domains (uniform resource locators) of www.chineseinvestors.com and www.chinesefn.com.

We established a Representative Office business presence in Shanghai, China in late 2000 from which we could fulfill most of our support types of service and have a leased office presence in Shanghai as well as in Arcadia, California.   The Representative Office in China is registered to the Company.

The mission of a Representative Office is to act as a liaison between the home office and trade organizations or related industries in China.  Representative offices often engage in market research, establish contacts with prospective customers and partners, and provide support services for the home office’s operations.   The representative office is not a separate legal entity ; rather it is operating in China as a branch of the Company.

More specifically, over the past five (5) years we have focused on the continued development of financial market segment information services (in Chinese character sets) offered in a subscription services format as a primary source of income. We have found that providing real time information in Chinese character sets is an underserved marketplace and that we have become an internet site for those seeking information in this particular market segment.

In FY 2008 we entered into to an agreement to engage in a reverse merger with a public reporting shell company but abandoned the process in favor of raising additional capital and working to become a public reporting company by registering under the Exchange Act of 1934 by filing a Form 10.  We raised a total of $50,000 in FY 2008, selling 300,000 shares of our common stock at $0.1667 per share under Regulation D guidelines.

We raised a total of $1.445M (USD) in FY 2009 and 2010 selling our common stock at an offering price of $.10 per share related to $1M of sales (10,000,000 shares of common stock) and at $0.1667 per share related to $445,000 of sales (2,670,000 shares of common stock) under Regulation D guidelines for the purpose of paying for expansion of the Company’s brand name awareness, bearing various related legal and accounting costs, the repurchase and subsequent retirement of a significant number of shares of stock from an existing shareholder, general operating expense related to our infrastructure, management salaries, and other general monthly expenses.

In early 2010, the Company began to prepare the necessary documents and information needed for a Form 10 submission. In particular, we have retained the firm of B F Borgers CPA PC to be our independent auditor.

In August of 2010, the Company employed 37 persons in our Shanghai Office including our CEO and Office Manager in a variety of operational capacities.   Of these persons, 34 are full time and 3 are part time.

In the month of August of 2010, our website statistics show 29,977,181 successful hits; 6,875,254 page views, 4,744,807 document views, an average visitor session of just over 26 minutes; and 502,263 unique visitors.

b) Shareholder, Company, and Material Events Recap.

In early 1999 Chineseinvestors.com was established with an investment of approximately $880,000 raised from various sources associated with a company doing business as World Financial, Inc., a California corporation. Shortly after coming into existence as a California corporation (focusing on providing content services associated with US based equities markets information in Chinese), we decided to take advantage of the Internet’s substantial growth by agreeing to be acquired by an Indiana corporate shell as a part of a plan to become a public company and raise additional funds in late summer of 2000. Unfortunately, our reliance on the Internet’s continued growth in popularity from an investment perspective did not survive the “dot com” decline as experienced in late 2000 and early 2001.

The Company tried several other methods of generating revenue and decided to continue as a Content Services Provider. By mid 2001, the funds were almost exhausted and in late 2001 and early 2002 we found ourselves teetering on the brink of financial dissolution (insolvency) due to the dramatic adjustments to the dot com industry as a whole. With revenues falling off by over 65% from the previous annual period which was projected to worsen, the Company having incurred over $200,000 in unpaid bills and a negative monthly cash flow position, payroll as well as other taxes remaining unpaid; the anticipated public stock offering was put on indefinite hold due to a lack of support for a public offering.

In March of 2002, a new investor, Hollingsworth LLC, purchased 51% of the Company (common stock) for an investment of $500,000 (8,808,917 shares of stock) and provided a line-of-credit to the Company of approximately $175,000. With the proceeds of the new investment in combination with the line of credit, the Company paid off its existing debts and substantially revamped its content services offering in an effort to re-establish itself as a viable entity in the content services venue.

In September 2002, the Company was faced with a continuing deficit and elected to close its initial Los Angeles office location by year-end and established a replacement operation in Shanghai, China under a Representative Office License.

In June 2003 the Company had its first profitable month since inception in late 1999.

In December, 2004 the Company experienced revenue growth and re-established marginal profitability due to new sales of subscription services and through providing support to several foreign currency exchange (“FOREX”) based introductory brokers.

In May 2005, the Company continued to work to support itself, taking on no additional debt other than that already held by Hollingsworth LLC, valued at $285,219 ($226,043 principal and $59,176 interest).

In October 2005, the majority stockholder (Hollingsworth LLC) sold all of its interests (including debt and interest accrued) in the Company to Leon J. Sabean. Mr. Sabean is associated with World Financial and Superior Trading and was at that time involved with the Company from its inception through March 2007, from both an investment and consulting support perspective. Mr. Sabean purchased 17,935,281 shares and the existing debt instrument, valued at $285,219 from Hollingsworth LLC for $400,000. The debt portion of the purchase was forgiven subsequent to the purchase.

In the fall of 2005, with the stock option grant  to Warren Wang, our CEO, and conversion of debt at our year end (May, 2006 ), the Company posted losses but was cash flow positive and had amassed a modest cash reserve of just over $100,000. Additionally, during this time period the Company opened a second support services (Representative Office Status in China) office location in Beijing with the concept that additional offices (scalable) could result in revenue and profit growth. We invested about $45,000 of our reserve in opening this office (with negative cash flow) while the office grew and remained in a loss position. We posted losses in August, September, October, and November of 2005 related to this operation but experienced positive cash flow in December, 2005 .

In May 2006, the Company continued to develop new relationships with various investment banks but noticed a substantial negative undercurrent in China (substantial business presence) regarding FOREX accounts and trading activity. Due to lackluster performance and other external factors, the Beijing offices were closed.

The Peoples Republic of China has allowed certain trading activities associated with the Foreign Currency Exchange (FOREX) Marketplace but has restricted its citizenry from participating directly in ‘leveraged’ FOREX trading.  Over the past several years there have been specific enforcement efforts to shut down such businesses that allowed leveraged trading, forcing this ‘grey’ area marketplace within China to decline significantly; but in the interim (2006 and 2007) there were numerous complaints that businesses engaged in leveraged foreign currency speculation were unscrupulous businesses (of which we are not a part) that took advantage of Chinese citizens in a manner not allowed by Chinese law.

In February, 2007 the Company focused on the development of new revenue sources associated with advertising and various website based products and had grown its income base substantially over the past several months while only slightly increasing expenses. Additionally, cash on hand had increased significantly through January 2007 to a balance of just over $142,500.   The sources of new revenue as noted were associated with sale of web site advertising including but not limited to banner ads, key word ads, and carousel ads on our home page and other high traffic pages.

In March 2007, the Company accepted Mr. Sabean’s resignation from the Board of Directors and at that time also began to explore options to bring the Company’s shares to a publicly traded platform.   According to Mr. Sabean, he had initiated a relationship with T-Beck Capital and as that relationship had progressed he expressed concerns that there could be a possible conflict of interest in his continuing to serve on the Company’s Board of Directors.  Mr. Sabean did not elaborate beyond this.  His resignation is noted in the Board Meeting Minutes of March 31, 2007.

In October 2007, the Company entered into an agreement with Thomas Capital Funding (“TFC”) and agreed to add John S. Priester to the Board of Directors. The Company also agreed to pursue getting its Audited Financial Statements updated as well as support efforts as proposed by “TCF” to seek an active (trading status) bulletin board company with which it could reverse merge. The Board also authorized a private placement to raise the funds required for this effort in the amount of $500,000. The private placement raised $495,000 (over a period ending in October of 2008 and covering FY 2008 and FY 2009) and required the subsequent issuance of 2,970,000 shares. The funds raised as a result of this effort of TCF, Steven Priester and Leon J. Sabean were deposited into an account wholly controlled by Steven Priester.  Mr. Sabean both introduced the Company to and worked with the Thomas Capital Team during this time period.  We are not privy to the specifics of that relationship but were aware of his affiliation with this company.  Mr. Sabean continued to be a majority shareholder in the Company until his sale of stock back to the company in January of 2010 and as noted herein.  He currently holds 2,500,000 options and 5,245,106 shares of common stock or approximately 18.7% of the Company .

In September 2008, the Board required Mr. Priester’s resignation amid admissions that the firm he was associated with TCF did in fact misappropriate as well as mishandle funds designated for use in conjunction with the contemplated reverse merger and that the target company proposed for the reverse merger was not an active bulletin board company.   With Mr. Priester’s resignation, tendered on October 5, 2008, the Board of Directors determined it would seek a new member having more experience with companies transitioning from a private to public presence.  The Board approached Mr. John G. Myers, then an independent consultant to the Company about replacing Mr. Priester as a member of the Board of Directors.  Mr. Myers accepted the position as a member of our Board of Directors on or about October 17, 2008.

In October 2008, Mr. Priester resigned from the Board and John G. Myers was added as a third Board Member and began to reconstitute its growth plan and strategies for conducting a new private placement with the specific goal of raising funds for the continued support growth of its services menu and preparation for becoming a public company at some future point in time.

In March 2009, John G. Myers resigned from the board due to a decision to join a securities firm regulated by FINRA, which applies restrictions on being another firm’s board member.

In November 2009, the Company completed a private placement of stock that started in December, 2008. We raised a total of $1,000,000 in that private placement. In addition, the Company initiated work updating the Audited Financial Statements.

In December of 2009, the Company purchased a note held by Hollingsworth LLC, a past majority shareholder   for $112,500. The note was related to a purchase of Hollingsworth LLC’s interests in the Company by Leon J. Sabean, a shareholder in October of 2005 (as noted previously).

In January 2010, the Company repurchased 13,451,461 shares from Leon J. Sabean in consideration of a payment to Sabean of $150,000, forgiveness of the note receivable owed by Leon J. Sabean (via the Hollingsworth LLC interests as purchased in October of 2005), and through the issuance of 2,500,000 share purchase options. The Company then retired these shares to treasury reducing the total number of shares outstanding accordingly.

In April of 2010 and with Mr. Myers earlier resignation in March of 2009, the Board of Directors had been seeking a new independent member for the Board of Directors, as it anticipated filing a Form 10 registration statement in an effort to become a public reporting company later in the year.  On April 30, 2010, James S. Toreson was appointed to the Board of Directors.  The Board of Directors felt that Mr. Toreson’s general corporate experience and past service as the Company’s Interim CEO (March 2002 through March 2003) qualified him as an independent director for the Company.  Mr. Toreson was originally nominated by Hollingsworth LLC as a condition of their participation and purchase of stock as noted but Mr. Toreson is not affiliated with the Hollingsworth or its principals.

On June 26, 2010, the Company held annual meetings of its shareholders for prior years as needed as well as for FY 2010 in Arcadia, California.   Mr. Wang, Mr. Roper, and Mr. Toreson were elected to full terms as directors at the meeting for the current fiscal year ending May 31, 2011.

In January 2011, the Company initiated a private placement of its common stock under Regulation D with a maximum raise of $1,000,000 in equity focused on continuing our growth.

c) General Company Information.

Market and Market Prospects

The Company’s primary market focus is on the segment of the Chinese population (both US and abroad) that does not have adequate English language reading and or speaking skills but who wish to participate in the various financial markets that typically do not offer real time ‘in-language’ information from an investment and or general information perspective. With the emergence of a Chinese middle class as well as those who have had wealth transferred to them, there appears to be a continuing expansion of interest by the Chinese public in the general financial and securities marketplace as a whole.

The Company

ChineseInvestors.com, Inc. endeavors to be an innovative company, specializing in providing real-time market commentary and analysis in the Chinese language. Our services are mainly offered to Chinese speaking individuals , offering several types of subscription-based services and serve several types of investors and traders as depicted in our Subscriber Services offering(s) shown on pages 8, 9, and 10. Market coverage includes the general range of US financial markets, Chinese ‘A’ shares, and the FOREX market.

The Company has worked toward establishing its web presence. Due to the lack of site use information related to competitor companies and based upon our web site access metrics, the Company must acknowledge that while it has a substantial public audience, it is difficult to ascertain exactly where any specific leadership position lies and therefore can make no definitive statement as to an overall position of our website and presence within our specific marketplace.

With our screen layout and menu options, we display our research tools in a manner designed for ease of use. The content and technology comprising our integrated information platform is also designed to be adaptable so that as we develop new research tools and adopt new content and features, these new research tools, content and features can be easily integrated with our existing platform.

Our service offerings permit users to subscribe to several of our service packages and we have over 1,000 active paying subscribers. Our registered users are Internet users who maintain a registered account with either www.chinesefn.com or www.chineseinvestors.com.

Our website presents analysis, commentary, and computer generated quantitative analysis to provide our subscribers and users with a broad view of the world financial markets. We do not attempt to convince our users to buy or sell any securities or to invest in any specific investments. We believe our subscribers and users view us as an unbiased provider of financial information. A substantial portion of our revenue is derived from the annual and monthly subscription fees charged for our service offerings. We receive subscription fees at the beginning of the subscribers’ subscription periods noting the related revenue is deferred over the specific subscription period(s).

Our Subscription Services

A substantial portion of our revenue is derived from the annual and monthly subscription fees charged for our service offerings. We receive subscription fees at the beginning of the subscribers’ subscription periods and defer these fees over the period in which the revenue is earned. Membership Services include, but are not limited to, the following:

VIP Golden Membership Subscription Services

Our registered VIP Golden Members enjoy the following services; 1) timely and important information about US-listed companies; 2) real-time analysis and tracking of the US stock market quotations; 3) trend analysis of the overall market and individual sectors; and 4) access to a sample investment portfolio for educational simulation relative to individual stock research as well as real-time trading demonstrations of various trading techniques.  This service also includes access to various other services including our Market Hotspot Report (this report provides current as well as historical performance information on active issues as well as sectors within the US Marketplace), Intraday Market Analysis (after close), Weekly Market Commentary, etc.

Our VIP service offers educational demonstrations through which our editors illustrate basic rules and skills to our subscribers as a group on how to evaluate various investments through fundamental and technical analysis.  We do not provide this service to individual subscribers to help them make personal investment decisions.

In our VIP Golden Membership Subscription Services, subscriber can input the market news, his own views, or other information, and share the results with other subscribers in an open forum format.  However, we do not offer a function that allows members to input specifics such as their current net worth, risk sensitivity, investment objectives and time frame and then generates investment suggestions.  This would be a financial planning function that we are not permitted to provide as we do not provide investment advice.

At the time of publication, our editors may or may not hold the securities that are identified for use as part of an example portfolio.  This portfolio can change its holdings at any time and the result of the analysis of the individual components of the portfolio are reflected in our updates. Under no circumstances does the information in our services represent a recommendation to buy or sell stocks.

Education Materials (Video Training), Stock Investment

These training materials are offered in a CD/DVD format and are shipped to the purchaser immediately upon purchase and include 1) fundamentals critical to a consistent investment strategy, 2) what to look for in creating a fundamental analysis, 3) how to spot various trading opportunities, 4) how to find swing trading opportunities for individual stocks, 5) what is position trading and holding time analysis.  In addition we also provide evaluations as well as analyze all the sample shareholdings and volatile stocks in our sample portfolio.  In this way we strive to help you understand why you may be making certain moves so that you can learn various rationales and strategies, thus becoming a better investor.   These educational materials are based upon historic performance information and do not provide advice on current potential investments, but rather provide an educational point of reference only.

Option Investment & Trading Subscription Services

This program includes 1) instructional analysis for Market Index Option Trading, 2) instructional analysis for Stock Option Trading, 3) instruction and analysis for long term Stock Option Trading, 4) introductory articles for Options, 5) real-time market education and analysis, 6) pre-market analysis of three stock indexes daily chart analysis of DOW, NASDAQ, SPX, with our views and outlook for the three index options including a sample daily tracking of option portfolio, etc.

US Market Megatrend Software

This product integrates a US Stock Market real-time stock trading simulation that focuses on providing educational fundamentals utilizing historical samples and trends.  Based on the Wall Street investment philosophy of “From the Overall Market to Sectors to Individual Stocks” our educational and research support team work to provide to provide a superior experience to our subscribers.  This simulation software releases sample signals to buy and sell by tracking over 9,000 US stocks and certain indexes and repeatedly researching, calculating and analyzing them. With this simulation software investors will become more comfortable with anticipating market fluctuations and be able to make more analytical based investment decisions based upon certain market signals.  The system is able to promptly identify potentially profitable sectors and individual shares into which main market capitals flow into; therefore helping investors identify stock with growth potential based upon consecutive increases in value and the intermediate-priced and low-priced shares that would cover the scope of a stocks ability to increase in value.   Its goal is to help investors gain the initiative to benefit from stock fluctuations.

This software is designed to portray a generic mathematical investment model that highlights all companies that fall into a certain mathematical category characterization based upon other publicly available performance factors.  This model is explained and the companies highlighted are available to all subscribers and is not set up to generate specific advice to individual subscribers.

China Market Megatrend Software

Similar to the US Markets based product, this product integrates a China A-Shares real-time stock trading simulation that focuses on providing educational fundamentals utilizing historical samples and trends.

FOREX (Foreign Currency Exchange) Subscription Services

Offering services including 1) a daily FOREX Headline, 2) a daily Video FOREX Market Analysis, 3) educational alerts for our sample portfolio transactions, 4) a daily comment(s) review of key FOREX activity, etc.

Dark Horse Subscription Services

The Dark Horse column, created by Mr. Warren Wang focuses on the US-listed small-cap stocks (with trading caps below 100 million dollars); a place where investors from novices to professionals come to for ideas on which companies demonstrate certain characteristics indicating growth even in a challenged economy.   This is a subscription based service that analyzes individual stocks and provides an experienced investor’s opinion to all members of the service on various companies.  This analysis does not provide individual investment advice but rather provides an outlook as to the company’s current and potential performance to the entire group.   The Dark Horse research staff spends time daily researching small-cap stocks to identify those issues with advancement potential based upon various commonly used measurement metrics every week from more than 9,000 US-listed stocks for the service's model portfolio.

Research reports on Dark Horse Stocks include a detailed analysis for those stocks where/when the price reaches a potential entering point, key business backdrop, market potential of the subordinated sector, fund statement of top-10 shareholders, ratings by boutique firms as well as the earnings per share, P/E ratio and P/B ratio of any of those stocks would be included in the reports.  A comparison with data of peer stocks would also be included with technical supports (usually buying points) and resistances (usually selling points) of the charts are also included in the reports.  Tracking of Dark Horse Model Portfolio Stocks (All the news related to the model portfolio stocks will be provided in timely manner while the potential influences price fluctuation of the stock will also be analyzed.  Analysis reports by Wall Street Investment Banks will be regularly reviewed while the most important ideas would be noted with priority.)  Dark Horse Model Portfolio Performances (Profit and loss conditions of the portfolio are shown in a table, price movements of model portfolio updated daily, and the yield conditions of the model portfolio is therefore clearly displayed.)

Chinese Momentum Stock Subscription Services

Chinese Momentum Stocks refer to those companies listed on a US Exchange but founded in China. These stocks are studied separately because the Chinese companies have their own unique features, thanks to the rapid economic development of China. Therefore the trading skills required to understand these securities and their issuers are different from those needed to trade successfully in other stocks.   This column focuses on the Chinese companies that go public in the USA through an IPO, exclusive of reverse mergers and OTC up-lists (up-lists onto the OTC).

•           Information about Chinese Stocks and analysis of relevant ETF’s
•           Daily analysis on Chinese Momentum stocks
•           Trading Updates on Chinese Concept Stocks
•           Chinese Momentum Stock Pool
•           Chinese Momentum Stock Portfolio
•           Tracking and analysis on Chinese Momentum Stocks
•           Earnings Forecasts of Chinese Concept Stocks and related analysis
•           Key Introduction of Small-Cap Chinese Concept Stocks
•           Real-time VIP analysis for Chinese Concept Stocks

Key Introduction to Small-Cap Chinese Concept Stocks

Detailed analysis reports are provided for those stocks of which the price reaches a proper entering point. Key business backdrop, market potential of the subordinated sector, market potential of the sector, fund statement of top-10 shareholders, ratings by boutique firms as well as the earnings per share, P/E ratio and P/B ratio of any of those stocks would be included in the reports, while the comparison with data of peer stocks would also be analyzed at the same time, technical supports (usually buying points) and resistances (usually selling points) of the charts are also included in the reports.

Analysis on News and earnings Internet Concept Stocks Subscription Services

This service provides tracking and comments relative to boutique firms and conference calls related to stocks on hold or on track.  It also provides tracking and analysis relative to Internet concept stock indices (such as HHH), conducted in a timely manner so that the overall trends of the Internet Concept Stock sector become more defined.  Sample videos are provided for Members every month.

The Five Most-Bullish Stocks Subscription Services

The Five Most-Bullish Stocks selects 5 large-cap stocks every year from more than 9000 companies trading in the U.S. Those stocks cover hottest sectors such as gold, energy, finance, restaurants and technology.  Information for these stocks include:

•           Tracking and analysis
•           Analysis in depth
•           Trading Portfolio
•           Trading Reminds
•           Institutional Holdings
•           Interior exchanges

General Advertising Services

The Company provides website based advertising services in the form of various types of advertising as may be observed throughout the website.

Free Analysis and Research Tools

We also provide a free stocks and research tool to its customers including the following services:

1.	Price charts of relevant stocks as well as the price and volume changes of the day.

After the ticker of a specific stock is searched on the chinesefn.com website, the price chart of a certain period (today, 5d, 1m, etc) will be displayed with clear information of price movement, volume change as well as the highest and lowest points of 52 weeks. Dividend payment information will also be provided along.

2.	News updates for relevant stocks.

News updates including the latest boutique firm ratings, company earnings, conference calls, merger and acquisition activity, as well as other information that may influence the price movements of relevant stocks are also provided for free.

Planned Additional Education Services

We plan to continue to expand our presence in China through the establishment of a WOFE (Wholly Owned Foreign Enterprise) as well as deployment of additional related services that will likely be provided by third party vendor(s).  The Company has not as yet identified such potential relationships but is working on updating its formal business strategy and plans to identify such potential third party or other partners prior to publishing its curricula.

We plan to substantially increase our presence in China, expanding our educational training and seminar products substantially.

We believe that we have the requisite blend of experience and technical skills related to financial market awareness and content publication to develop a series of course devoted to investor education and offered in the Mandarin language.  Based on the demands of individuals both in China and outside China as well as on the structure and features of the financial markets we anticipate we will be able to substantially increase our presence and revenues once we are able to offer services within China (Peoples Republic of China).

These courses will range in content providing basic knowledge and practical trading skills.  They will be coupled with training in the use of digitalized, randomized and quantized analyses for stock trading analysis and trading; helping the participants to be more skillful in practical trading as they progress through the course work.

Courses will also provide a number of actual cases and samples focusing on formal trading practice as well as the practical trading practices of experts that can be shared.  The course will also provide valuable real world experience from which to develop the participants’ own style of trading.

We are also planning to set up new education service locations within China in Shanghai, Wenzhou, Hangzhou, Nanjing, Ningbo, Beijing and Shenyang, so as to promote the business of investment education.

News

Our news feature allows users to search and view breaking economic and financial news and information from around the world. Through our website content, our subscribers can access timely and customized financial information and reports, categorized and integrated into topics and sub-topics that they select, based on their investment and analysis needs.

Our Websites

Our website content and our research tools are the key components of our information platform. Our websites have two primary functions:

•	To attract visitors and market our subscription based service offerings; and

•	To store content and serve as an integral part of our information platform.

In order to attract visitors to our websites, we offer a significant portion of our website content free of charge. This free content includes stock quotes, trading volumes and pricing indicators for listed companies in the United States. Our websites also have an important marketing function for our subscription based service offerings. We provide examples to our visitors on our websites of the enhanced content and features they can access by becoming a subscriber to one of our service offerings.

Our premium content and features are accessible through our web-based research tools. Subscribers to our web-based research tools are required to register and maintain personal accounts with our websites.

We believe our websites are designed for ease of use and accommodate low bandwidth access to the Internet. In addition, we have also historically derived some revenue from online advertising. We plan to attract more advertising revenue as our subscriber base increases.

We currently offer different service packages incorporating some or all of our research tools to our users. Our service packages provide research tools focused around three main areas: securities market data, technical analysis, and fundamental analysis. We view the migration of existing subscribers and the attraction of new subscribers to our service offerings with more comprehensive research tools as one of our most important growth strategies.

We may, from time to time, offer discounts or promotions, depending on our perceived need in accordance with our pricing policy. Any of such discounts or promotions could apply to new or repeat subscribers as we may determine.

We have taken steps to protect our customer and proprietary information through deployment of additional security contracted for through our web hosting service provider, IT Software Design.  To our knowledge no such dissemination of Company information has occurred as of the date of this documents submittal.  We are unsure of what material adverse effect such an event would cause.  We are in the process of securing service and trade mark protection for our Chineseinvestors.com and Chinesefn.com names.

Customer Support

Our customer support center provides our subscribers real-time and personal support. Our customer support personnel, in addition to their sales and marketing functions, help our existing and prospective subscribers to resolve any technical problems they may have. We have an in-house training program for our customer support personnel, which include training courses on world financial markets, our service features and functionalities, technical problem solving skills in respect of our research tools and general customer service guidelines.

The Company maintains a Customer Service Center that is open twenty four hours a day, seven days a week (24/7) in Shanghai China.  The center is staffed with individuals having both Chinese and English Language skills who are available by both telephone (1-800-808-8760) as well as email (info@chinesefn.com).  Once a inquiry call or email is initiated, follow up provided by an individual best suited to answering the specific question is undertaken often times resulting in a new email address point of contact as it relates to the specific Customer Service Representative responding to the inquiry.  The Company also provides various levels of translation support for its advertisers as may be contracted for.

Typical Customer Service or Technical Support Calls include:

·	What's the website address of chineseinvestors.com;
·	How do I access the website or how do I register online;
·	What products are free and which ones are offered at a cost;

·	What is the cost of a particular product;
·	Where to login our membership section;
·	Company intro and what content they can get access to our website;
·	When and where they can find the updated news;
·	Where are the archives; etc.
·	Customer can't login to the website; (technical support)
·	The computer can't refresh the webpage; (technical support)
·	The computer can't submit user's message; (technical support)
·	The computer can't show the web content in traditional Chinese (technical support)

Sales and Marketing

We market our service offerings through our websites, as well as through customer support personnel at our telemarketing and customer service center in Shanghai, China. Our websites provide detailed descriptions of our service offerings while our customer support personnel are available to explain to callers the various features of our offerings and to resolve our subscribers’ technical problems. We charge our subscribers a subscription fee for the use of our service packages over an agreed upon service period, typically three months to one year. Our subscribers either pay us by cash, by online bank transfer, or by direct wiring of cash. Upon receipt of payment, we promptly activate our subscribers’ accounts with us.

The Company currently utilizes several advertising relationships in a continuing effort to build its brand awareness including SVC Media Services, AM1300 Radio, Phoenix Satellite Television, SINA, etc.  The Company plans to continue to use these resources as well as add new media providers based upon need, performance, and cost.  The Company plans to continue with other advertising efforts in the form of seminars, referrals, and the planned offering of educational services.

While the Company does not currently have a formal budget for advertising; it plans to develop a more substantial plan and outlook in the near future as a part of its business planning and strategy development efforts and as it achieves revenues and or funding that will allow it to continue to expand its business.

The market potentials for our Portal, IR and PR marketing and Conference and Online Platform businesses are extremely competitive and rapidly changing.  We note that at this time we have not as yet developed offerings for these particular online services and may fail to do so in a manner that might affect our businesses ability to remain competitive. Please note that while we are aware our Company may develop service offerings as noted we have not as of yet explored the potential products related to the offerings as noted above and therefore cannot describe these businesses and planned offerings as we currently have none.

We are working on identifying other possible products that could be deployed as well as produce income for the company as they relate to "Portal, IR and PR marketing and Conference and Online Platform businesses" that could include those designed to 1) integrate with our portal such as various hybrid advertising services (word specific, etc.), 2) investor and or public relations promotional material dissemination (on behalf of various businesses and or advertisers) via website delivery mechanisms, 3) sponsoring as well as hosting related online (interactive) educational programs and conference events, etc.

We do offer various educational conferences (both free and fee based) in both China and the US on a regular basis as well as the services and information available to our subscribers and visitors on our website. These educational conferences typically include various segments dedicated to the various sectors our subscribers and guests may be interested including US Equities, Foreign Currency Exchange, China Stocks, etc.  These events generally include other speakers that have specific education and experience skills within these various sectors.  These events generally last between two and three hours and are held at public venues such as conference centers, hotels, etc.

Database Technology

We have developed database technology to address the specific requirements of our information services. Our database design and search techniques allow for efficient data retrieval within the unique operating parameters of the Internet.

Item 1A. Risk Factors.

Set forth, under the caption “Risk Factors,” where appropriate, the risk factors described in Item 503(c) of Regulation S-K (§229.503(c) of this chapter) applicable to the registrant. Provide any discussion of risk factors in plain English in accordance with Rule 421(d) of the Securities Act of 1933 (§230.421(d) of this chapter). Smaller reporting companies are not required to provide the information required by this item.

Risk Factors

The following discussion in this Registration Statement (Form 10) contains forward-looking statements regarding our business, prospects and results of operations that involve risks and uncertainties. Our actual results may differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Report. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed within this document, noting readers should carefully consider the information presented in this Registration Statement as filed with the Securities and Exchange Commission that attempts to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

RISKS RELATING TO OUR BUSINESS AND OUR INDUSTRY:

CHANGES IN INDUSTRY TRENDS COULD ADVERSELY AFFECT OUR BUSINESS

To date, most of our business has been in North America, but we believe that the level of public interest in investing in China’s securities market could significantly influence the demand for market intelligence on China’s securities markets and our products. Such demand could be affected by the level of trading activity in China’s securities markets. During the past several years, China’s securities markets have experienced significant volatility. The benchmark Shanghai Stock Exchange A-Share Index declined 44.80%, from January, 2001 to December, 2005 and surged 124.33% between the start of 2006 and the market peak in October, 2007, despite the severe corrections on February 27, 2007 and May 30, 2007, when China’s stock market declined approximately 9% and 7% on those single respective trading days. Then the Shanghai Stock Exchange A-Share Index declined 43% from late October, 2007 till the end of March, 2008. More recently, the Chinese stock market surged between 1820 points in December 2008 to 3300 in December, 2009. Therefore, any factors that lead to prolonged weakness or intensified volatility in China’s securities markets in the future may diminish investors’ interest in China’s securities markets, and our business could be adversely affected accordingly.

China’s securities market is further limited by a lack of hedging instruments that would assist investors in hedging against market volatility. For example, investors are not permitted to sell short in China’s securities markets. Because our business is dependent on investors’ interest in China’s securities markets, our business could be materially and adversely affected if market volatility and the lack of hedging instruments continue to affect China’s securities markets and dampen investors’ interest in China’s securities markets.

In response to the increased inflation rate during 2004, the Chinese government announced measures to restrict lending and investment in China in order to reduce inflationary pressure on China’s economy. In 2006 and 2007, the People’s Bank of China announced a series of basic interest rate increases and other measures to reduce inflationary pressure. If China experiences increased inflation in the future, the Chinese government may introduce further measures intended to reduce the inflation rate in China. Any such measures adopted by the Chinese central bank may have an adverse effect on China’s securities markets, which could adversely impact our business.

The Company recognizes that there are numerous competing businesses in today’s marketplace that may provide similar services but very few that provide such services in the Chinese language with the content we provide.  Due to the lack of available public information related to other smaller reporting companies, it is impossible to provide specific guidance on our competitive position in the industry or as measured against any competitor.

The Company has applied with the United States Patent and Trademark Office for trademark protection for  the chineseinvestors.com and chinesefn.com logos, both of which have been in continuous use since 2000 and 2002, respectively.  It currently has no other patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts in place at this time and cannot predict if and when any such devices or agreements may be deployed in the future or if so, what impact they may have relative to the Company’s ability to remain in business.

DEVELOPING MARKET AND UNCERTAIN ACCEPTANCE OF OUR PORTAL

The market for Chinese language based portals has only recently begun to develop and is rapidly evolving. As is typical for a new and rapidly evolving industry, demand and market acceptance for recently introduced portals are subject to a high level of uncertainty and risk. Moreover, since the market for Chinese language specific portals is new and evolving, it is difficult to predict the size of this market and the future growth rate, if any. The success of any of our portal will be substantially dependent upon widespread acceptance by a broad base of consumers. However, we cannot assure that such acceptance of any of our online properties by consumers will ever materialize. If the markets for any of our online properties fail to develop, develop more slowly than expected, or become saturated with competitors, or if any of our portals do not achieve market acceptance, our business, results of operations and financial condition could be materially and adversely affected.

WE HAVE A LIMITED OPERATING HISTORY

We have a limited operating history upon which to evaluate our business and prospects. We have been in business since 1999. We are current with regard to all required tax return filings. An investor in our common stock must consider the risks; expenses and difficulties frequently encountered by next step growth stage companies in new and rapidly evolving markets, including Chinese language based financial communications companies. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we receive additional funding, we expect our operating expenses to be higher than the historical level depending on the amount of the additional funding. We anticipate that we will require additional financing to continue operations and pursue our plans for further expansion. Such financing may take the form of the issuance of common stock or preferred stock or debt securities, or may involve bank or other lender financing. We cannot assure you that we will be able to obtain such additional financing on a timely basis, on favorable terms, or at all. Failure to obtain additional financing raises substantial doubt about the Company’s ability to continue as a going concern.

WE DEPEND ON OUR EDITORS

Our future success depends substantially upon the continued efforts of our editors to produce original, timely, comprehensive and trustworthy content. If we lose the services of our editors, our business results of operations and financial condition could be adversely affected. We rely upon our ability to generate new services to attract new subscribers and advertisers while maintaining and working to improve our existing services.

COMPETITION COULD ADVERSELY AFFECT OUR BUSINESS

An increasing number of financial news and information sources compete for consumers’ and advertisers’ attention and spending. We expect this competition to continue to increase. We will compete for advertisers, users, staff and outside contributors with many types of companies, including:

1.	Online services or websites focused on business, finance and investing;

2.	Publishers and distributors of traditional media, including print, radio and television;

3.	Providers of terminal-based financial news and data;

4.	Web “portal” companies; and

5.	Chinese language based portals that provide various similar types of information on the stock and FOREX markets.

Our ability to compete will depend on many factors including but not limited to the originality, timeliness, comprehensiveness, and trustworthiness of our content, the “ease of use” of services developed by us or our competitors, the effectiveness of our sales and marketing efforts, and the ability of our “main personalities” to communicate with investors in an effective manner.

Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources. This may allow them to devote greater resources than we can to the development and promotion of their services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns and make more attractive offers to existing and potential employees, outside contributors, content partners, and advertisers. Our competitors may develop content that is equal or superior to ours or that achieves greater market acceptance than ours. It is also possible that new competitors may emerge and rapidly acquire significant market share. We may not be able to compete successfully for readers, staff, and outside contributors which could have a material adverse effect on our business, results of operations and financial condition. Increased competition could result in reduced margins or loss of market share, any of which could materially and adversely affect our business, results of operations and financial condition.

The markets for our Portal, IR and PR marketing and Conference and Online Platform businesses are extremely competitive and rapidly changing. The number of competitors competing for our potential clients and users’ attention and spending has increased significantly since we commenced operations and we expect that competition will continue to intensify. As we continue to broaden our range of product offerings, we expect increasing competition from established players as well as lesser known players in the coming years. Many of these competitors have longer operating histories, better brand recognition, larger customer bases and databases, and significantly greater financial, technical, and marketing resources. In addition, certain companies, especially early-stage venture-backed start-ups may be willing to compete for market share at the expense of generating revenues. Any of our present or future competitors may provide products and services that provide significant better performance, price, creativity, or other advantages over those offered by us. Our competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to qualified personnel, distribution partners, advertisers and content providers. Our ability to compete successfully depends on many factors, including the quality of our content, the breadth, depth and ease of use of services, sales and marketing efforts, and performance of technology, etc.

We currently compete, directly and indirectly, for paying subscribers and viewers with companies in the business of providing financial data and information services, including publishers and distributors of traditional media, Internet portals providing information on business, finance and investing, dedicated financial information websites, personal stock research software vendors, and stock brokerage companies, especially stock brokerage companies with online trading capabilities. We also compete, directly and indirectly, for clients and users with companies specialized in providing IR/PR services and for conference participants and attendees with companies specialized in hosting and organizing conferences.

The Company recognizes that there are numerous competing businesses in today’s marketplace that may provide similar services but very few that provide such services in the Chinese language with the content we provide.  Due to the lack of available public information related to other smaller reporting companies, it is impossible to provide specific guidance on our competitive position in the industry or as measured against any competitor.

The Company has applied with the United States Patent and Trademark Office for trademark protection for  the chineseinvestors.com and chinesefn.com logos, both of which have been in continuous use since 2000 and 2002, respectively.  It currently has no other patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts in place at this time and cannot predict if and when any such devices or agreements may be deployed in the future or if so, what impact they may have relative to the Company’s ability to remain in business.

WE DEPEND ON MAINTAINING AND INCREASING OUR USER BASE

Our future success is dependent on increasing the number of Internet users who are willing to subscribe to online financial news and information publications. The number of Internet users willing to pay for online financial news and information may not continue to increase. The current worldwide market conditions have negatively impacted our ability to grow our subscriber base. If the market for subscription-based online investment and financial information develops more slowly than we expect, our business, results of operations and financial condition could be materially and adversely affected. We currently offer a portion of our content without charge. In the future, we plan to increase the free portion of our content to increase traffic. However, this change may reduce the number of our new or renewing subscribers, which could have a material and adverse effect on our business, results of operations, and financial condition.

A STRATEGY OPTION RELATED TO OUR EXPANSION OPTIONS VIA ACQUISITIONS COULD BE COSTLY AND MAY NOT BE EFFECTIVE, CREATING LOSSES AS THEY RELATE TO OUR INVESTMENTS AND LIMIT OUR ABILITIES TO ATTRACT FAVORABLE FINANCING TERMS.

We intend to acquire companies and assets that we believe will enhance our revenue growth, operations, and profitability. Our acquisitions may result in the use of significant amounts of cash and dilutive issuances of our common shares, each of which could materially and adversely affect our businesses. These acquisitions involve significant risks, including:

☐	difficulties of integrating, assimilating and managing the operations, technologies, intellectual property, products and personnel of the acquired business;

☐	The diversion of management attention from other business concerns;

☐	The reduced availability of favorable financing for future acquisitions;

☐	The additional expense associated with acquired contingent liabilities;

☐	Our inability to manage adequately the currency, interest rate, and equity price fluctuations relating to our acquisitions and investments;

☐	The loss of key employees in acquired businesses;

☐	The risk of being sued by terminated employees and contractors; and

☐	Our lack of familiarity with local market and other conditions and business practices.

If we acquire another business, we would need to integrate, manage, and protect our interests in our acquired businesses successfully, and failure to do so could have a material adverse effect on our businesses, results of operations, and financial condition.

If economic and other conditions change with negative significance, or if market or other values continue to fluctuate, we may need to provide for further decreases in value or increased unrealized losses. Our results of operations, financial condition, prospects and share price could be adversely and materially affected, particularly if we are unable to hedge or adequately hedge (anticipate) our exposure to reduced valuations.

In addition, there is no guarantee that acquisitions would actually enhance our revenues, operations and profitability. If those benefits do not materialize as expected, our financial condition may worsen and we may have lower cash balance, lower profitability, higher debt level, and lower credit rating. These will likely affect our ability to receive favorable terms on equity or debt financing. As a result, we may need to accept a less than favorable financing, such as issuing common shares at below book value or market value or issuing debt at a higher interest rate, should we require additional capital for our operations.

MANAGEMENT OF GROWTH

Our success in the future is dependent upon our ability to grow rapidly and effectively manage growth. Such growth, if any, will require increased managerial, technical, direct sales, and other personnel, expanded information systems and additional financial and administrative control procedures. Expansion of our indirect and direct sales channels will require significant financial and managerial commitments by us. We cannot assure you that we will be able to effectively manage such growth. Our failure to do so could have a material and adverse effect on our business, operating results, and financial condition.

DELAY OR FAILURE TO FULLY DEVELOP OUR PORTAL

The development of a profitable Chinese language specific Internet portal network will take more time and investment; something we have not been able to focus on due to the marginal nature of our cash flow. In light of the foregoing, it is unlikely that there will be any immediate or short-term profits, or any profits at all, resulting from the establishment, management and development of our portal. We cannot assure you that we will be successful in developing our portal, or that such portal development will meet our objectives. Accordingly, this could correspondingly delay or reduce the possibility of any potential receipt of income and cash flow from such investments and may be detrimental to our operations. We have not been able to fully create as well as identify the opportunities associated with portal development in the past due to a lack of financing or investment dollars.

DEPENDENCE ON KEY PERSONNEL

Competition for qualified technical, sales, management, and other qualified personnel is intense, and we cannot assure you that we will be able to attract or retain highly qualified employees in the future. Our future success also depends on the continued service of our key technical, sales, and senior management personnel. Our failure to retain the service of our key personnel could have a material and adverse effect on our business, operating results, and financial conditions. We do not currently maintain any “key person” insurance and the loss of the services of one or more of these key employees could have a material and adverse effect on our business, operating results, and financial condition. We further expect to focus on substantially improving our employment agreements with our key team members as well as developing a substantially more reliable structure to our management team, most importantly focusing on the creation of a formal employment agreement for our Company’s officers.

UNEXPECTED INCREASES IN TRAFFIC MAY STRAIN OUR SYSTEMS

In the past, we have experienced significant spikes in traffic to our website(s) when there have been important financial news or other events. In addition, the number of our Internet users has continued to increase over time and we are seeking to increase our Internet user base further. Accordingly, our portal must be able to accommodate a high volume of traffic, often at unexpected times. Our website(s) have in the past and may, in the future, experience slower response time than usual or other problems for a variety of reasons. These occurrences could cause our Internet users to perceive our portal as not functioning properly and, therefore, cause them to use other methods to obtain their financial news and information. In such a case, our business, results of operations and financial condition could be materially and adversely affected.

RISK OF SYSTEM FAILURE

Our ability to provide timely information and continuous news updates depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. These systems and operations are vulnerable to damage or interruption from human errors, natural disasters, raiding of our client base by rogue elements we are not able to control (hackers, etc.), telecommunication failures, break-ins, sabotage, computer viruses, intentional acts of vandalism, and similar events. Any system failure, including network, software or hardware failure, that causes an interruption in our service or a decrease in responsiveness of our portal could result in reduced traffic, reduced revenue, and harm to our reputation, our brand, and our relations with our advertisers. Our business, results of operations, and financial condition could be materially and adversely affected by any event, damage, or failure that interrupts or delays our operations.

POSSIBLE HARM TO OUR REPUTATION

It is very important that we maintain our reputation as a trustworthy financial news organization. The occurrence of certain events, including our misreporting a news story or the non-disclosure of stock ownership by one or more of our writers in breach of our compliance policy, could harm our reputation for trustworthiness. These events could result in a significant reduction in the number of our readers and subscribers which could materially and adversely affect our business results related to our general operations and financial condition.

FAILURE TO CONTINUE TO GROW OUR BRAND AWARENESS

Our future success will depend, in part, on our ability to increase our brand awareness. In order to build brand awareness and increase traffic to our portal, we must succeed in our marketing efforts and provide high-quality services. Our ability to increase advertising and subscription revenues from our portal will depend in part on the success of our marketing campaign and our ability to increase the number of visitors and subscribers to our portal. We plan to advertise our services in various media including radio, newspapers, and on the Internet. If our marketing efforts are unsuccessful or if we cannot increase our brand awareness and traffic to our portal, our business, operating results and financial condition could be materially and adversely affected.

POTENTIAL LIABILITY FROM INFORMATION DISPLAYED ON OUR PORTAL

We may be subject to claims for defamation, libel, copyright, or trademark infringement relating to the information we publish on our portal. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We could also be subject to claims based upon the content that is accessible from our portal through links to other websites. We are not investment advisors or broker dealers but it is not inconceivable that such a claim could be successfully advanced. Claims of this type could materially and adversely affect our business, results of operations, and financial condition.

DIFFICULTIES IN DEVELOPING NEW AND ENHANCED SERVICES AND FEATURES

We intend to introduce additional and enhanced services in order to retain our current users and attract new users. If we introduce a service that is not favorably received, our current users may choose a competitive service over ours or fail to renew their subscriptions. We may also experience difficulties that could delay or prevent us from introducing new services. These difficulties may include the loss of, or inability to obtain or maintain third-party technology license agreements. Furthermore, we may discover errors after new services are introduced. We may need to modify significantly the design or implementation of such services on our portal to correct these errors. As a result, our business, results of operations, and financial condition could be materially and adversely affected if we experience difficulties in introducing new services or if these new services are not accepted by our users.

WE RELY ON OUR INTELLECTUAL AS WELL AS BRAND BASED PROPERTY

To protect our rights to our intellectual as well as brand based property, we rely on a combination of copyright law, trade secret protection, confidentiality agreements, and other contractual arrangements with our affiliates, clients, content partners and others. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our inability to protect our intellectual property rights could materially and adversely affect our business, results of operations, and financial condition.

The Company has applied with the United States Patent and Trademark Office for trademark protection for  the chineseinvestors.com and chinesefn.com logos, both of which have been in continuous use since 2000 and 2002, respectively.  It currently has no other patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts in place at this time and cannot predict if and when any such devices or agreements may be deployed in the future or if so, what impact they may have relative to the Company’s ability to remain in business.

RISK OF INFRINGEMENT CLAIMS AGAINT US

We believe that our proprietary rights do not infringe on the intellectual property rights of others; other parties who may assert infringement claims against us or claims that we have violated a patent or infringed a copyright, trademark, or other proprietary right belonging to them. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources on our part, which could materially and adversely affect our business, results of operations, and financial condition.

RELIANCE ON THIRD-PARTY RELATIONSHIPS

We expect to rely on a number of third-party relationships to create traffic and provide content in order to make our portal more attractive to advertisers and consumers. It is anticipated that most of these arrangements will not be exclusive and will be short-term or in some cases may be terminated at the convenience of the other party. We provide articles on a daily basis which are posted on their websites. We receive more traffic when visitors click on Chinesefn.com or ChineseInvestors.com’s logos, which is a link to take the visitors to our website. We plan to build more of these relationships with other Chinese language portals. We cannot assure you that our existing or future relationships will result in sustained business partnerships, successful service offerings, and increased traffic on our portal or in significant revenues.

The Company currently relies on third party advertising, web hosting, and merchant banking relationships which are subject to elective use by the Company based upon effectiveness, cost consideration, and brand/name expansion.  We may at any time elect to discontinue specific relationships as well as add new relationships based upon our perception of their value and performance.

The risks associated with such relationships include but would not be limited to 1) loss or abrupt termination of the relationship, 2) fees to maintain the relationship become overly burdensome, 3) the services contracted for are not delivered correctly or are flawed, 4) the value of such a relationship is not balanced and detracts from the Company’s ability to conduct its business, etc.

RISK OF RELYING ON CERTAIN TECHNOLOGY LICENSED FROM THIRD PARTIES

We also expect at some future point in time that we may rely on certain innovative or new technology which we will license from third parties, including software which will be integrated with internally developed software and used in our software to perform key functions. In this regard, all of our products will incorporate technology licensed from third parties. We cannot assure you that our anticipated third-party technology licenses will be available to us on commercially reasonable terms or at all. The loss of or inability to maintain any of these technology licenses could result in delays in introduction of our products until equivalent technology, if available, is identified, licensed and integrated, which could have a material and adverse effect on our business, financial condition, or operating results.

The Company currently has not identified specific technologies nor has it any formal plans to obtain licensing from potentially related businesses.  The Company also notes that any future licensing of technology from any third party provider as may be undertaken at its election offers no guarantee of our ability to successfully integrate or profit from such licensing or related efforts.

Our current state of technology does not require license or other agreement in order to continue delivery of our web based content.

RELIANCE ON MERCHANDISE VENDORS AND SHIPPERS

Our plans are to supply certain products or merchandise to one or more of our portals through various vendors. We plan to sell educational materials such as books, seminars, video, and audiotapes to help investors learn more about investing. We do not expect to carry any inventory and will rely to a large extent on rapid fulfillment from our vendors. We currently have no contracts or arrangements with any vendors that guarantee the availability of merchandise, the continuation of particular payment terms, or the extension of credit limits. We cannot assure you that we will be able to establish vendor relationships to ensure acquisition of merchandise in a timely and efficient manner and on acceptable commercial terms. If we are unable to develop and maintain relationships with vendors that will allow us to obtain sufficient quantities of merchandise on acceptable commercial terms, our future business, prospects, financial condition, and results of operations could be materially or adversely affected. We also plan to use various shipping and delivery services for substantially all of our products. Should any such shipping or delivery services be unable to deliver our products for a sustained time period as a result of a strike or for any other reason, our business, results of operations, and financial condition could be materially and adversely affected .

RISKS OF INTERNATIONAL EXPANSION

We plan to expand our presence in Greater China, Asia, and other foreign markets as well increase our presence in North America. Accordingly, we have an office location in Shanghai, China. We believe that we may incur additional costs in establishing international facilities, and operations, in promoting our name internationally, in developing localized versions of our portal and other systems, and in sourcing, marketing, and distributing products in foreign markets. We cannot assure you that our international efforts will be successful. If the revenues resulting from international activities are inadequate, or fail to offset the expenses of establishing and maintaining foreign operations, such inadequacy could have a material and adverse effect on our business, prospects, financial condition and results of operations. In addition, there are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, export and import restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity in other parts of the world and potentially adverse tax consequences, any of which could adversely impact the success of our international operations. We cannot assure you that one or more of such factors would not have a material adverse impact on our future international operations and, consequently, on our business, prospects, financial condition, and results of operations.

RELIANCE ON OUR ADVISORS AND CONSULTANTS

We plan to retain the services of independent or affiliated advisors and consultants to review, develop, and market our Chinese language-based portal as well as our products and services. We cannot assure you that these parties will be able to perform their responsibilities in a manner satisfactory to us. Moreover, a conflict of interest may arise with respect to advisors and consultants that are affiliated with us, since such affiliated advisors and consultants are rendering advice to and earning compensation from us. In the event that one or more of the independent advisors and consultants becomes unavailable, suitable replacements will need to be obtained and we cannot assure you that such replacements could be obtained under conditions suitable to us.

The Company has not as yet identified specific independent or affiliated advisors nor has it any formal plans to include such into our related business although we believe we will need to integrate such advisors at some future point in time.  The Company also notes that any future identification and or the deployment of independent or affiliated advisors as may be undertaken offers no guarantee of our ability to successfully hire or integrate such as it relates to our efforts.  The Company currently relies only on its management, consultants, and directors for advice on the conduct and expansion of its business.

CONCERNS ABOUT WEB SECURITY

Concern about the transmission of confidential information over the Internet has been a significant barrier to electronic commerce and communications over the web. Any well-publicized compromise of security could deter more people from using the web or from using it to conduct transactions that involve the transmission of confidential information, such as signing up for a paid subscription, processing credit card information or purchasing goods or services. Because many of our advertisers seek to advertise on our portal to encourage people to use the web to purchase goods or services, our business, results of operations and financial condition could be materially and adversely affected if Internet users significantly reduce their use of the web because of security concerns. We may also incur significant costs to protect our self against the threat of security breaches or to alleviate problems caused by these breaches.

WE MAY BE SUBECT TO “PENNY STOCK” REGULATIONS

The Securities and Exchange Commission, or SEC, has adopted rules that regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer, and our sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that becomes subject to those penny stock rules. These additional sales practice and disclosure requirements could impede the sale of our securities. Whenever any of our securities become subject to the penny stock rules, holders of those securities may have difficulty in selling those securities.

WE HAVE IDENTIFIED MATERIAL WEAKNESSES IN OUR INTERNAL CONTROLS RELATED TO FINANCIAL REPORTING. IF NOT REMEDIED SATISFACTORILY, THESE MATERIAL WEAKNESSES COULD RESULT IN FURTHER MATERIAL MIS-STATEMENTS IN OUR FINANCIAL STATEMENTS IN FUTURE PERIODS

For the years for which our financial statements are presented in this document, we were not required to have, nor was our independent registered public accounting firm engaged to perform, an audit of our internal control over financial reporting. Our independent registered public accounting firm’s audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, no such opinion was expressed.

During the preparation of our financial statements as of May 31, 2009 and 2010 and in our  November 30 , 2010 Quarterly review, we identified material weaknesses in our internal controls over financial reporting. If not remediated satisfactorily, these material weaknesses could result in further material misstatements in our financial statements in future periods. Specifically, we have not been required to have, and as a result did not maintain a sufficient complement of personnel with an appropriate level of accounting, taxation, and financial reporting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements and the complexity of our operations and transactions. We also did not maintain an adequate system of processes and internal controls sufficient to support our financial reporting requirements and produce timely and accurate U.S. GAAP financial statements consistent with being a public company.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

We cannot be reasonably assured that our remediation actions will be effective to correct material weaknesses. If we continue to experience material weaknesses, investors could lose confidence in our financial reporting, particularly if such weaknesses result in a restatement of our financial results, and our stock price could decline.

In connection with this document, we are currently engaged in a program to evaluate and strengthen our organization structure, our financial reporting procedures and our system of internal control over financial reporting. This program consists of a review of our current organization structure; current processes and controls; identification of deficiencies; and evaluation of the deficiencies’ effect on our financial statements. We are continuing to work on our remediation plan to improve the effectiveness of our internal controls over financial reporting as an independent public company. The plan includes:

Financial Reporting Function

•	Evaluation of the skill sets and level of experience needed as an independent public company.

•
Development and implementation of an outsourcing plan to meet certain financial reporting and compliance requirements until such time as we have recruited the necessary staff to meet those requirements.

Controls Documentation/Testing Process

•	Reviewing and evaluating current documentation of internal controls.

•	Evaluating and documenting overall entity control environment.

•	Developing documentation standards/methodology.

•	Determining and documenting key controls in each functional area.

•	Developing and implementing a testing plan.

Under current requirements, our independent registered public accounting firm is not required to evaluate and assess our internal control over financial reporting until we file our first annual report on Form 10-K that we would expect to file with the Securities and Exchange Commission for the year ended May 31, 2011. Consequently, we will not be evaluated independently in respect of our controls for a substantial period of time after this registration is completed. As a result, we may not become aware of other material weaknesses or significant deficiencies in our internal controls that may be later identified by our independent registered public accounting firm as part of the evaluation.

The measures or activities we have taken to date, or any future measures or activities we will take, may not remediate the material weaknesses we have identified.

RISKS RELATING TO OPERATING WITHIN THE PEOPLE’S REPUBLIC OF CHINA:

There are many newly emerging regulations in the PRC relative to our operating our offices in Shanghai as well as future locations that will continually require our diligence as well as compliance.

It is virtually impossible to anticipate what impact emerging regulations in the PRC may have on the Company’s business in the PRC and in the US and therefore the Company is not in a position to speculate as to what material effects that the emerging regulations in the PRC will have on the Company’s operations in the PRC or elsewhere.  It is possible that any regulations that the PRC imposes could increase the cost of doing business in the PRC, could put companies based outside the PRC at a competitive disadvantage or limit the businesses in which we will be able to engage.  Such regulations could also make protecting our intellectual property more difficult and could impose additional burdens on our employment of individuals and other companies in the PRC.

LABOR LAW RESTRICTIONS COULD INCREASE OUR LABOR EXPENSES

In June of 2007, the National People’s Congress of the PRC enacted new labor legislation called the Labor Contract Law, which became effective on January 1, 2008. It formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts, and the role of trade unions. Considered one of the strictest labor laws in the world, among other things, this new law provides for specific standards and procedures for the termination of an employment contract and places the burden of proof on the employer. In addition, the law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including the case of the expiration of a fixed-term employment contract. Further, the law requires an employer to conclude an “employment contract without a fixed-term” with any employee who either has worked for the same employer for 10 consecutive years or more or has had two consecutive fixed term contracts with the same employer. An “employment contract without a fixed term” can no longer be terminated on the ground of the expiration of the contract, although it can still be terminated pursuant to the standards and procedures set forth under the new law. Because of the lack of implementing rules for the new law and the precedents for the enforcement of such a law, the standards and procedures set forth under the law in relation to the termination of an employment contract have raised concerns among foreign investment enterprises in the PRC that such “employment contract without a fixed term” might in fact become a “lifetime, permanent employment contract.” Finally, under the new law, downsizing of either more than 20 people or more than 10% of the workforce may occur only under specified circumstances, such as a restructuring undertaken pursuant to the PRC’s Enterprise Bankruptcy Law, or where a company suffers serious difficulties in business operations, or where there has been a material change in the objective economic circumstances relied upon by the parties at the time of the conclusion of the employment contract, thereby making the performance of such employment contract not possible. Again, there has been very little guidance and precedents as to how such specified circumstances for downsizing will be interpreted and enforced by the relevant PRC authorities. All of our employees working for us exclusively within the PRC are covered by the new law and thus, our ability to adjust the size of our operations when necessary in periods of recession or less severe economic downturns may be curtailed. Accordingly, if we face future periods of decline in business activity generally or adverse economic periods specific to our business, this new law can be expected to exacerbate the adverse affect of the economic environment on our results of operations and financial condition.

THE LACK OF INTERNET INFRASTRUCTURE IN CHINA MAY LIMIT OUR GROWTH

The Internet infrastructure in China is not as well developed as in the United States or other more developed countries. In particular, we depend significantly on the PRC government and fixed line telecommunications operators in China to establish and maintain a reliable Internet infrastructure to reach a growing base of Internet users in China. We cannot assure you that the Internet infrastructure in China will support the demands associated with the continued growth of the Internet industry in China. If the necessary infrastructure standards or protocols, or complementary products, services, or facilities are not developed in China on a timely basis or at all by these enterprises, our business, financial condition, and results of operations could be materially adversely affected.

THE LIMITED USE OF PERSONAL COMPUTERS IN CHINA AND THE RELATIVELY HIGH COST OF INTERNET ACCESS MAY IMPEDE OUR GROWTH

Although the use of personal computers in China has increased in recent years, the penetration rate for personal computers in China is much lower than in the United States. In addition, despite a decrease in the cost of Internet access in China due to a decrease in the cost of personal computers and the introduction and expansion of broadband access, the cost of Internet access remains relatively high in comparison to the average per capita income in China. The limited use of personal computers in China and the relatively high cost of Internet access may limit the growth of our business. Furthermore, any Internet access or telecommunications fee increase could reduce the number of users that use our online services. Any fee or tariff increase could further decrease our user traffic and our ability to derive revenues from transactions over the Internet, which could have a material adverse affect on our business, financial condition, and results of operations.

WE DEPEND LARGELY ON THE INFRASTRUCTURE OF THE TELECOMMUNICATIONS OPERATORS IN CHINA, AND ANY INTERRUPTION OF THEIR NETWORK INFRASTRUCTURE MAY RESULT IN SEVERE DISRUPTIONS TO OUR BUSINESS

Although private Internet service providers exist in China, substantially all access to the Internet in China is maintained through the telecommunications operators, under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or MII. In addition, local networks connect to the Internet through a government-owned international gateway. We rely on this infrastructure and to a lesser extent, certain other Internet data centers in China to provide data communications capacity primarily through local telecommunications lines. In the event of a large-scale infrastructure disruption or failure, we may not have access to alternative networks and services, on a timely basis or at all.

We may not be able to lease additional bandwidth from the telecommunications operators in China on acceptable terms, on a timely basis or at all. In addition, we may not have means of getting access to alternative networks and services on a timely basis or at all in the event of any disruption or failure of the network.

IF THE PRC GOVERNMENT FINDS THAT THE FINANCIAL DATA AND INFORMATION SERVICES WE PROVIDE DO NOT COMPLY WITH CHINESE LAWS AND REGULATIONS RELATING TO THE PROVISION OF SECURITIES INVESTMENT ADVISORY SERVICES, WE MAY SUFFER SEVERE DISRUPTION TO OUR BUSINESS OPERATIONS AND LOSE SUBSTANTIALLY ALL OF OUR REVENUE

PRC laws require entities providing securities investment advisory services to the public to obtain a securities advisory business permit from the China Securities Regulatory Commission, or the CSRC. If we are found to be in violation of Chinese laws and regulations relating to the provision of securities investment advisory services, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including imposing monetary penalties on us, ordering us to shut down our websites, or forcing us to pursue alternative business objectives other than offering financial data and information services. We may alternatively seek to apply for a securities advisory or brokerage permit, but we cannot assure that we will be able to secure one. As a result of the possible penalties imposed on us, if the CSRC were to conclude that we provide securities investment advisory services, we could suffer severe disruption to our business operations and lose substantially all of our revenue.

While we believe that we do not provide investment advisory services for purposes of compliance with those requirements, the interpretations of the CSRC conceivably could treat us as having to register as an investment advisor in the  PRC.  If that were to occur, we could face significant additional costs and regulatory burdens.

THE PRC’S ECONOMIC, POLITICAL, SOCIAL CONDITION(S), AND GOVERNMENT POLICIES COULD AFFECT THE FINANCIAL MARKETS IN CHINA AND OUR BUSINESS

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. These actions, as well as future actions and policies of the PRC government, could materially affect the financial markets in China and our business and operations.

THE PRC LEGAL SYSTEM EMBODIES UNCERTAINTIES WHICH COULD LIMIT THE LEGAL PROTECTIONS AVAILABLE

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 31 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Any wholly foreign-owned enterprises as well as Joint Ventures are subject to laws and regulations applicable to foreign investment in China in general and laws and regulations applicable to wholly foreign-owned enterprises in particular. However, these laws, regulations and legal requirements are constantly changing, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, we cannot predict the affect of future developments in the PRC legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws, or the interpretation or enforcement thereof, or the preemption of local regulations by national laws.

CONDUCTING BUSINESS OUTSIDE OF THE UNITED STATES MAY SUBJECT US TO ADDITIONAL RISKS

A substantial portion of our business is conducted outside of the United States and as a result, our operations could be subject to various risks such as the possibility of the loss of revenue, property, or equipment due to expropriation, nationalization, war, insurrection, terrorism, or civil disturbance, the instability of foreign economies, currency fluctuations and devaluations, adverse tax policies and governmental activities that may limit or disrupt markets, restrict payments or the movement of funds or result in the deprivation of contract rights. Additionally, our ability to compete could be adversely affected by foreign governmental regulations that encourage or mandate the hiring of local contractors, or by regulations that require foreign contractors to employ citizens of, or purchase supplies from vendors in a particular jurisdiction. We could also be subject to taxation in a number of jurisdictions, and the final determination of our tax liabilities might involve the interpretation of the statutes and requirements of various domestic and foreign taxing authorities.

CONCERNS RELATED TO THE GENERAL SECURITY OF ELECTRONIC COMMERCE TRANSACTIONS AS WELL AS CONFIDENTIALITY RELATIVE TO THE INTERNET MAY REDUCE THE USE OF OUR RESOURCES AND HAMPER OUR GROWTH

A significant barrier to electronic commerce and communications over the Internet in general has been a public concern over security and privacy, especially the transmission of confidential information. If these concerns are not adequately addressed, they may inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. If a well-publicized Internet breach of security were to occur, general Internet usage could decline, which could reduce traffic to our destination sites and impede our growth.

WE MAY RELY ON NEW OR DEVELOPING E-COMMERCE STRATAGEY FOR FUTURE GROWTH UNDERSTANDING THAT THE INTERNET IS NOT YET A PROVEN CONSISTENT OR EFFECTIVE MEDIUM IN CHINA AS WELL AS OTHER PARTS OF THE WORLD WE ARE TARGETING TO DEVELOP BUSINESS INTERESTS IN

Our revenue growth also depends on the increasing acceptance and use of electronic commerce in the region comprised of the PRC, Hong Kong , Taiwan (referred in this Report as “Greater China ”) and North America. The Internet may not become a viable commercial marketplace in Asia for various reasons, many of which are beyond our control, including inexperience with the Internet as a sales and distribution channel; inadequate development of the necessary infrastructure to facilitate electronic commerce; concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet; and inexperience with credit card usage or with other means of electronic payment in the PRC.

If the Internet does not become more widely accepted as a medium for electronic commerce, our ability to generate increased revenue will be negatively affected.

OUR INTERESTS IN ESTABLISHING ADDITIONAL BUSINESS AND RELATED PRODUCTS FOR DELIVERY INTO THE CHINESE INTERNET MARKETPLACE DEPENDS UPON THE PRESENCE OF A RELIABLE (ADEQUATE) TELECOMMUNICATIONS INFRASTRUCTURE CURRENTLY PROVIDED UNDER THE OVERSIGHT OF THE CHINESE GOVERNMENT

Unlike Taiwan and Hong Kong, where the telecommunications infrastructure is comparable to U.S. standards where private companies compete as ISPs, the telecommunications infrastructure in PRC is not as well developed. In addition, access to the Internet in PRC is accomplished primarily by means of the government’s backbone of separate national interconnecting networks that connect with the international gateway to the Internet. This gateway is owned and operated by the Chinese government, and is the only means of connection to the international Internet network. Although private sector ISPs exist in PRC, almost all access to the Internet is accomplished through ChinaNet, PRC’s primary commercial network, which is owned and operated by the Chinese government. We will rely on this backbone enterprise and telecom companies to provide data communications capacity primarily through local telecommunications lines. As a result, we will continue to depend on the Chinese government to establish and maintain a reliable Internet infrastructure to reach a broader Internet user base in PRC. We will have no means of accessing alternative networks and services in PRC, on a timely basis or at all, in the event of any disruption or failure. The Internet infrastructure in PRC may not support the demands associated with continued growth. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not developed by the Chinese government, our business could be materially and adversely affected.

COMPLIANCE WITH CHINESE GOVERNMENTAL REGULATIONS OR THE LACK OF AN ABILITY TO COMPLY COULD CAUSE US TO DISCONTINUE OPERATIONS IN CHINA

Chinese government policy prohibits foreign investment in the telecommunications services industry, which it has defined to include Internet-related businesses. We may not be in compliance with current Chinese government policies and the Chinese government may not view our intended business in the PRC as in compliance with these policies or any policies that may be made in the future. If we are not viewed as complying with these policies or any regulations that may be created relating to foreign ownership of Internet related businesses, the Chinese government could block us from starting our development plan in PRC or take other actions that could harm our business.

We expect to derive a substantial percentage of our revenues from the Greater China market. Changes in political or economic conditions in the region are difficult to predict and could adversely affect our operations or cause the Greater China market to become less attractive to advertisers, which could reduce our revenues. We intend to maintain a strong local identity and presence in each of the regions in the Greater China market, although we may not be able to maintain effectively this local identity if political conditions were to change.

In addition, economic reforms in the region could affect our business in ways that are difficult to predict. Since the late 1970s, the Chinese government has been reforming the Chinese economic system to emphasize enterprise autonomy and the utilization of market mechanisms. Although we believe that these reform measures have had a positive effect on the economic development in PRC, they may not be effective or benefit our business.

THERE IS UNAVOIDABLE ECONOMIC RISK IN OPERATING A BUSINESS IN CHINA

The Chinese government has been reforming its economic system since the late 1970s. The economy of PRC has historically been a planned economy, subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of PRC, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position, or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD.

THE PRC’S CURRENT AND FUTURE REGULATIONS ON CONTENT DELIVERY VIA THE INTERNET MAY ADVERSELY AFFECT OUR BUSINESS.

PRC has enacted regulations governing Internet access and the distribution of news and other information. The Ministry of Industry and Information Technology (the “MII”) has published implementing regulations that subject online information providers to potential liability for content included on their portals and the actions of subscribers and others using their systems, including liability for violation of Chinese laws prohibiting the distribution of content deemed to be socially destabilizing. Because many Chinese laws, regulations and legal requirements with regard to the Internet are relatively new and untested, their interpretation and enforcement of what is deemed to be socially destabilizing by Chinese authorities may involve significant uncertainty. Under the PRC’s regulations on telecommunications and Internet information services, Internet information service providers are prohibited from producing, duplicating, releasing, or distributing any information which falls within one or more of nine stipulated categories of “undesirable content”. These categories cover any information which:

☐	contravenes the basic principles enshrined in the PRC Constitution;

☐	endangers the security or unity of the State;

☐	undermines the State’s religious policies;

☐	undermines public order or social stability; or

☐	may contain obscene, pornographic, violent or other illegal content or information otherwise prohibited by law.

Internet information service providers found to be disseminating information that falls under any of these categories must cease immediately, keep a record of the relevant information, and report to the appropriate government authority.

In addition, the Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. As a result, it is difficult to determine the type of content that may result in liability. We cannot predict the effect of further developments in the Chinese legal system, particularly with regard to the Internet and the dissemination of news content, including the creation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws.

Periodically, the Ministry of Public Security has stopped the distribution of information over the Internet which it believes to be socially destabilizing. The Ministry of Public Security has the authority to cause any local ISP to block any website maintained outside of PRC at our (Ministry of Public Security) sole discretion. Websites that are blocked in PRC include many major news-related websites such as www.cnn.com, www.latimes.com, www.nytimes.com, and www.appledaily.com.hk. The Chinese government has also expressed its intention to closely control possible new areas of business presented by the Internet, such as Internet telephony.

Violations or perceived violations of Chinese laws arising from information displayed, retrieved from or linked to our portals could result in significant penalties, including a temporary or complete cessation of our business in PRC. Chinese government agencies have recently announced restrictions on the transmission of state secrets through the Internet. State secrets have been broadly interpreted by Chinese governmental authorities in the past. We may be liable under these new pronouncements for content and materials posted or transmitted by users on our message boards, virtual communities, chat rooms or e-mails.

If the Chinese government were to take any action to limit or eliminate the distribution of information through our portal network or to limit or regulate any current or future applications available to users on our portal network, this action could have a material adverse affect on our business, financial condition and results of operations.

CURRENCY FLUCTUATIONS AND RESTRICTIONS RELATIVE TO PAYMENT PROCESSING FOR SERVICES COULD SUBSTANTIALLY DAMAGE OUR BUSINESSES ABILITY TO FUNCTION IN CHINA.

We generally incur expenses and liabilities in Chinese Renminbi as well as U.S. dollars. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the Renminbi depends to a large extent on PRC’s domestic and international economic and political developments, as well as supply and demand in the local market. Since July of 1995, the official exchange rate for the conversion of Renminbi to U.S. dollars has been free floating and the Renminbi has appreciated slightly against the U.S. dollar. So the Renminbi may not continue to remain stable against the U.S. dollar or any other foreign currency. Our results of operations and financial condition may be affected by changes in the value of Renminbi and other currencies in which our earnings and obligations are denominated. We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future.

Although Chinese governmental policies were introduced in 1996 to allow the convertibility of Renminbi into foreign currency for current account items, conversion of Renminbi into foreign exchange for capital items, such as foreign direct investment, loans, or security, requires the approval of the State Administration of Foreign Exchange, or SAFE, which is under the authority of the People’s Bank of China. These approvals, however, do not guarantee the availability of foreign currency. We may not be able to obtain all required conversion approvals for our operations, and Chinese regulatory authorities may impose greater restrictions on the convertibility of the Renminbi in the future. Because a significant amount of our future revenues may be in the form of Renminbi, our inability to obtain the requisite approvals or any future restrictions on currency exchanges will limit our ability to utilize revenue generated in Renminbi to fund our business activities outside the PRC.

RISKS RELATED TO OUR COMMON SHARES AND SHAREHOLDER RIGHTS

WE DO NOT PLAN ON PROVIDING CASH DIVIDENDS TO OUR SHAREHOLDERS SO ANY RETURN ON THEIR INVESTMENT MUST COME FROM SHARE APPRECIATION

To date, we have not paid a dividend on our common shares and do not intend to do so in the foreseeable future, as we expect any excess funds will be reinvested in implementing our business plan. As a result, any return on investment in our common shares must come from increases in the fair market value and trading price of our common stock.

AS OUR COMMON SHARES BECOME FREELY TRANSFERRABLE ON THE OTC BULLETIN BOARD WE MAY BE CONSIDERED A “PENNY STOCK’ AND A SHAREHOLDERS ABILITY TO BUY AND SELL SHARES IN THE SECONDARY MARKET MAY BE VERY RESTRICTED

The liquidity of our common shares would to be limited not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and the lack of coverage by security analysts and any market news related to our company. In addition, any shares quoted on the OTC Bulletin Board would be subject to certain rules and regulations relating to “penny stock.” A “penny stock” is generally defined as any equity security that has a price less than $5.00 per share and that is not quoted on the Nasdaq Stock Market or a national securities exchange. Being a penny stock generally would mean that any broker who wanted to trade in our shares (other than with established customers and certain institutional investors) must comply with certain “sales practice requirements,” including delivery to the prospective purchaser of the penny stock a risk disclosure document describing the penny stock market and the risks associated therewith. In addition, broker-dealers must take certain steps prior to selling a “penny stock,” which steps include:

☐	obtaining financial and investment information from the investor;

☐	obtaining a written suitability questionnaire and purchase agreement signed by the investor; and

☐	providing the investor a written identification of the shares being offered and the quantity of the shares.

If these penny stock rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules could make it more difficult for broker-dealers to sell our common shares, and as a practical matter, these requirements may mean that brokers would be less likely to make recommendations on our shares to its general customers.

SHARES OF OUR STOCK THAT MAY BE ELIGIBLE FOR ANY FUTURE SALE MAY HAVE A SIGNIFICANT NEGATIVE IMPACT ON OUR STOCK’S PRICE.

As of  March 25, 2011 , we have an aggregate of 42,480,030 shares of common stock outstanding including current outstanding options . It should be noted that the Board of Directors in connection with an Annual Shareholders Meeting related to FY 2005 authorized a reverse split of shares (10:1 or higher as deemed appropriate by the Board of Directors) prior to the Company becoming publicly traded to a substantially lesser outstanding number more in line with our objectives in creating a per share value in excess of $1.

WE ARE NOT ABLE TO PREDICT THE EFFECT OF SALES OF ANY SHARES UNDER RULE 144 THAT MAY HAVE ON THE THEN PREVAILING MARKET PRICE BUT NOTE THAT SUCH SALES MAY HAVE A SUBSTANTIAL DEPRESSING IMPACT ON OUR MARKET PRICE

All of our current officers, directors and 5% or more stockholders have agreed not to, directly or indirectly, issue, agree or offer publicly to sell, grant an option for the purchase or sale of, assign, transfer, pledge, hypothecate, distribute or otherwise encumber or dispose of, any shares of the common stock or other equity securities of ours or other securities convertible unto or exercisable for such shares of the common stock or other equity securities except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

THE CURRENT ABSENCE OF A PRIOR PUBLIC MARKET FOR ANY SHARES MAY LEAD TO SUBSTANTIAL PRICE VOLATILITY

Prior to our approval for trading there has been no public market for our common stock and there can be no assurance that an active public trading market for our common stock will develop or be sustained. The absence of an active trading market would adversely affect the liquidity of the shares and existing shareholders might have difficulty in selling their shares. In addition, the stock market is subject to price and volume fluctuations affecting the market price for public companies generally, which fluctuations maybe unrelated to the operating results or other circumstances of a particular company. Such fluctuations may adversely affect the liquidity of the shares, as well as the price that holders may achieve for the securities upon any future sale.

A MATERIAL WEAKNESS WITHIN OUR AUDITED FINANCIAL STATEMENT SHOULD BE A PART OF ANY INVESTORS CONSIDERATION OF PURCHASE OF OUR COMMON SHARES

Please see risk factors related to this under “RISKS RELATING TO OUR BUSINESS AND INDUSTRY” for further information.

(The balance of this page has been left blank intentionally)

Item 2. Financial Information.

NOTE REGARDING FORWARD LOOKING STATEMENTS

Our financial statements are prepared in US Dollars and in accordance with accounting principles generally accepted in the United States and in accordance with PCAOB Guidelines.

The following discussion and analysis of the company’s financial condition and results of operations should be read in conjunction with the company’s financial statements and the notes to those statements included elsewhere in this registration statement on Form 10. The following discussion and analysis contains forward-looking statements. Forward-looking statements in this registration statement on Form 10 are subject to a number of risks and uncertainties, some of which are beyond the company’s control. The company’s actual results, performance, prospects or opportunities could differ materially from those expressed in or implied by the forward-looking statements. Additional risks of which the company is not currently aware or which the company currently deems immaterial could also cause the company’s actual results to differ, including those discussed in the sections entitled “Forward-Looking Statements” and “Risk Factors” included elsewhere in this registration statement on Form 10.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States and in compliance with PCAOB Guidelines. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Basis of Presentation

These accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC for annual financial statements.

Use of Estimates

In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the year reported. Actual results may differ from these estimates.

Accounts Receivable and Concentration of Credit Risk

The Company extends unsecured credit to its customers in the ordinary course of business. Accounts receivable related to subscription revenue are recorded at the time the credit card transaction is completed, and are closed when the merchant bank deposits the cash to the company bank account. Revenue related to advertising and Forex are regularly collected within 30 days of the time of services being rendered. However, since these are ongoing contracts there has been no instance of failure to pay. As of May 31, 2010 and May 31, 2009, the Company had accounts receivable of $8,251 and $13,381, respectively.

Inventory

None.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Expenditures for maintenance and repairs are expensed as incurred; additions, renewals and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of property and equipment is provided using the straight-line method over the estimated lives ranging from 5 to 20 years as follows:

Office and Other Equipment;	5 Years
Computer Equipment;	3 Years
Leasehold Improvements;	Term of Lease
Software/WebSite;	Useful Economic Life

New Accounting Pronouncements

In April 2010, the FASB issued ASU No. 2010-17, “Revenue Recognition — Milestone Method (Topic 605): Milestone Method of Revenue Recognition” (codified within ASC 605 — Revenue Recognition). ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. ASU 2010-17 is effective for interim and annual periods beginning after June 15, 2010. The adoption of ASU 2010-17 is not expected to have any material impact on our financial position, results of operations or cash flows.

On July 1, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, “Topic 105 - Generally Accepted Accounting Principles — amendments based on Statement of Financial Accounting Standards No. 168 , “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles” (“ASU No. 2009- 01”). ASU No. 2009-01 re-defines authoritative GAAP for nongovernmental entities to be only comprised of the FASB Accounting Standards CodificationTM (“Codification”) and, for SEC registrants, guidance issued by the SEC. The Codification is a reorganization and compilation of all then-existing authoritative GAAP for nongovernmental entities, except for guidance issued by the SEC. The Codification is amended to effect non-SEC changes to authoritative GAAP. Adoption of ASU No. 2009-01 only changed the referencing convention of GAAP in Notes to the Financial Statements.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”) codified in FASB ASC Topic 855-10-05, which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. SFAS 165 is effective for interim and annual periods ending after June 15, 2009, and accordingly, the Company adopted this pronouncement during the second quarter of 2009. SFAS 165 requires that public entities evaluate subsequent events through the date that the financial statements are issued. The Company has evaluated subsequent events through the filing date of this document.

In April 2009, the FASB issued FSP No. SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” which is codified in FASB ASC Topic 825-10-50. This FSP essentially expands the disclosure about fair value of financial instruments that were previously required only annually to also be required for interim period reporting. In addition, the FSP requires certain additional disclosures regarding the methods and significant assumptions used to estimate the fair value of financial instruments. These additional disclosures are required beginning with the quarter ending June 30, 2009.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than Temporary Impairments,” which is codified in FASB ASC Topic 320-10. This FSP modifies the requirements for recognizing other-than-temporarily impaired debt securities and changes the existing impairment model for such securities. The FSP also requires additional disclosures for both annual and interim periods with respect to both debt and equity securities. Under the FSP, impairment of debt securities will be considered other-than-temporary if an entity (1) intends to sell the security, (2) more likely than not will be required to sell the security before recovering its cost, or (3) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). The FSP further indicates that, depending on which of the above factor(s) causes the impairment to be considered other-than-temporary, (1) the entire shortfall of the security’s fair value versus its amortized cost basis or (2) only the credit loss portion would be recognized in earnings while the remaining shortfall (if any) would be recorded in other comprehensive income. FSP 115-2 requires entities to initially apply the provisions of the standard to previously other-than-temporarily impaired debt securities existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment potentially reclassifies the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulate other comprehensive income. The Company adopted FSP No. SFAS 115-2 and SFAS 124-2 beginning April 1, 2009. This FSP had no material impact on the Company’s financial position, results of operations or cash flows.

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FSP No. SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP No. SFAS 157-4”). FSP No. SFAS 157-4, which is codified in FASB ASC Topics 820-10-35-51 and 820-10-50-2, provides additional guidance for estimating fair value and emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique (s) used, the objective of a fair value measurement remains the same. The Company adopted FSP No. SFAS 157-4 beginning April 1, 2009. This FSP had no material impact on the Company’s financial position, results of operations or cash flows.

(The balance of this page has been left blank intentionally)

Financial Tables and Explanations (years ending May 31st)

Description	2010	2009	2008	2007	2006
	(audited)	(audited)	(unaudited)	(unaudited)	(unaudited)
Total Revenues	$939,817	$697,933	$670,911	$603,131	$527,394
Less Cost of Goods Sold	$(531,184)	$(442,776)	$(349,607)	$(313,628)	$(290,066)
Operating Income	$408,633	$255,157	$321,304	$289,503	$237,328
Expenses, General & Administration	$(954,846)	$(998,000)	$(360,985)	$(349,251)	$(275,016)
Income <Loss>, Continuing Operations	$(546,213)	$(742,843)	$(39,681)	$(59,748)	$(37,688)
Income <Loss>, Per Share (Continuing Operations)	$(0.02)	$(0.02)	$(0.00)	$(0.00)	$(0.00)
Total Shares Outstanding (includes Options)	35,291,696	43,143,157	35,573,157	35,273,157	34,563,020
Long Term Obligations & Redeemable Preferred Stock	$8,015	$3,988	$—	$—	$—
Cash Dividends Declared per Common Share	$—	$—	$—	$—	$—
Total Assets	$252,063	$417,966	$200,515	$90,954	$150,202

Total Revenues describes all income from all Company related activities including subscription sales, advertising sales, FOREX support service fees, and education/training sales.

Cost of Goods Sold refers to all operating expense related to the overhead of delivery of content services including the cost of commission and other Shanghai office expenses.

Operating Revenues is the resulting value remaining when subtracting the Cost of Goods Sold from the Total Revenues value.

Expenses, General & Administration refers to the expense related to general advertising, US operational overhead, salaries and related expenses of US Citizens, the costs of note and share repurchases, the costs of options granted, US based web hosting services, etc.

Income <Loss>, Continuing Operations refers to the value remaining when subtracting Expenses, General & Administration from the Operating Revenues value.

Income <Loss>, Per Share refers to any income or loss per share value when dividing the Income <Loss>, Continuing Operations value by the number of common shares outstanding.

Total Shares Outstanding refers to the total number of shares outstanding at any given year end period.

Long Term Obligations and Redeemable Preferred Stock refers to those specific values associated with defined Long Term Obligations as shown in our Financial Statements; noting the Company does not have nor has it ever had any Redeemable Preferred Stock liability.

Cash Dividends Declared per Common Share refers to any dividends that may have paid out on behalf of the common stock shareholder; noting the Company has never paid any such dividend.

Total Assets refers to the total assets as may be reflected in the Financial Statements.

(The balance of this page has been left blank intentionally)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year 2008

While the Company posted a modest loss for this year it should be noted that there were additional expenses incurred (occurring in this annual period) of $50,000 for the purpose of pursuing a reverse merge opportunity.

The Company entered into an agreement with Thomas Capital Funding for the purpose of securing a public shell company (October of 2007) with which it could reverse merge into as well as appointing Steven Priester (Thomas Capital Funding affiliate) to its Board of Directors in October of 2007. They continued raising capital through October of 2008. Mr. Priester and LJ Sabean (Majority Shareholder at this point in time) raised $495,000 through a private placement of shares of our common stock. Common shares were purchased at 6 shares per $1.00 invested creating 2,970,000 new shares.

In September of 2008 the Company sent requests for information to Thomas Capital Funding and Mr. Steven Priester relative to the status of shell purchase and later that year demanded Mr. Priester’s resignation from the Board along with a complete explanation of work to date as well as the return of the $495,000.00 provided for the purpose of purchasing/transitioning to the new shell (reverse merge). These funds were not returned and $50,000.00 was expensed in FY 2008; the balance of $445,000 was expensed in FY 2009.

During the fiscal year ending May 31, 2008, the Company experienced minimal losses as it continued to operate the business in survival mode as it contemplated how best to revise its overall business strategy.

Fiscal Year 2009

Total general and administrative expenses in 2009 were $897,388.  Included in that amount was $445,000 related to the failed reverse merger, $128,930 were salary expense, $84,912 were contract and professional service fees, $46,630 were legal and accounting expense and $151,916 were other general and administrative expenses.

Additionally, the Company significantly increased advertising efforts to begin to grow our subscription income stream during the last four months of FY 2009. We also hired two people to work in our Arcadia, California offices during the last two quarters of this annual period as well as incurred additional legal and accounting expense related to a second Private Placement which opened in December 2008. While capital in association with the private placement of our shares provided the Company with a better cash reserve, we continued to focus on brand awareness and spent significantly more on advertising than we had in the previous year. Additionally, and in accordance with the use of funds disclosure as noted within the Private Placement Memorandum ("PPM") the Company invested additional funds into development of its sales and service infrastructure (Shanghai, China Representative Office).

In October of 2008 the Company demanded Mr. Priester’s resignation based upon his failure to deliver an active (trading status) Bulletin Board Company per its agreement with Thomas Capital Funding. Mr. Priester did resign in October of 2008 and has remained non-responsive to all of the Company’s efforts to resolve the issue(s) surrounding the failed reverse merger attempt since that time. The Company issued all shares (accredited investors participation only) as required by the associated Private Placement Memorandum.

We substantially increased our advertising investments late in FY 2009 as funds from our Private Placement came in accordance with our stated plans, increasing this level of expense over the prior year by approximately $80,000.

Fiscal Year 2010

Subscription Revenue:  There was an increase in subscription revenues from $563,583 in fiscal year (FY) 2009 to $834,081 in FY 2010 representing an approximate 48% increase in subscription revenues.  This increase was primarily generated by an implementation of an increased emphasis on advertising and sales development.  This emphasis was reflected in the increase in advertising expense from $100,612 in FY 2009 to $220,291 in FY 2010.

FOREX Revenue:  The decrease in FOREX revenue from $99,850 (FY 2009) to $72,636 (FY 2010) is within the range of normal year to year variance and does not reflect an expected ongoing trend.

Advertising Revenue:  The revenue from advertising was fairly consistent with $34,500 in 2009 and $33,100 in 2010.  However, as the company’s subscription base and related web traffic continues to grow our expectation is that advertising revenue will increase as well.

Annual Expenses

Cost of Services Sold:  The cost of services sold increased from $442,776 to $531,184 from FY 2009 to FY 2010 as expected with the increase in revenue.  This category of expenses primarily consists of the cost of the Shanghai, China operations.  Since a portion of these expenses are fixed, as the Company’s sales increase, the gross operating margin improves.  As the Company experienced sales growth from approximately $560,000 to $834,000 the 6.8% increase in profit margin is expected and as revenues continue to grow this margin is expected to continue to improve.

General & Administrative Expenses:  Total general and administrative expenses in 2008 were $355,070.  Included in that amount was $50,000 related to a failed reverse merger described below.  Additional information is provided below.

In fiscal year 2008 the Company entered into an agreement with Thomas Capital Funding for the purpose of securing a public shell company (October of 2007). Through October 2008 Mr. Priester and LJ Sabean (Majority Shareholder at this point in time) raised approximately $495,000 via a Private Placement. Common shares were purchased at 6 shares per $1.00 invested, creating 2,970,000 new shares.

Total general and administrative expenses in fiscal year 2009 were $897,388.  Included in that amount was $445,000 related to the failed reverse merge, $128,930 were salary expense, $84,912 were contract and professional service fees, $46,630 were legal and accounting expense and $151,916 were other general and administrative expenses.

While the Company posted losses in fiscal year 2009,  $445,000 in expenses was recognized in relation to an attempted reverse merger attempt that failed.

Additionally, the Company significantly increased advertising efforts to grow our subscription income stream during the last four months of FY 2009 We also hired two people to work in our Arcadia, California offices during the last two quarters of this annual period as well as incurred additional legal and accounting expense as related to a second Private Placement Memorandum which opened in December 2008. While capital in association with the private placement of our shares provided the Company with a better cash reserve ; we continued to focus on brand awareness and spent significantly more on advertising than we had in the previous year. Additionally, and in accordance with the use of funds disclosure as noted within the PPM the Company invested additional funds into development of its sales and service infrastructure (Shanghai, China Representative Office).

Total general and administrative expenses in 2010 were $734,555.  Included in that amount was $106,073 of compensation expense paid through stock options, $219,917 salaries expense, $164,155 contract and professional fees, $79,843 were legal and accounting expense and $164,567 were other general and administrative expenses.  Additional information is provided below.

In fiscal year 2010 the company raised $510,000 through a Private Placement of the Company’s stock. We also bore the additional legal and accounting expense related to the private placement as well as related expense of our audit/accounting work for 2009 and 2010.

During the 2010 fiscal period we issued stock options to several consultants that generated a onetime general and administrative expense.  We issued 750,000 options to John G. Myers, a past Board of Directors Member in exchange for past services having an impact of $52,498.  We also issued 830,000 options to Edward Li, a past employee in exchange for services rendered having an impact of $53,575.

Also during the 2010 fiscal year the Company elected to initiate an effort to file a Form 10 documents with the SEC in order to become a public Company.  To this end it hired professional service providers to 1) provide for the creation of PCAOB compliant audited financial statements, 2) provide for financial statement support, and 3) engaged other resources as necessary to produce the Form 10 document. We understand our financial reporting and compliance obligations as we move forward in becoming a public company.

Advertising:  The Company implemented an aggressive advertising program beginning in 2010 resulting in advertising revenues increasing from $100,612 to $220,291 from FY 2009 to FY 2010.  This increase in advertising had a significant part in growing the company’s sales by approximately 35% from 2009 to 2010.

Quarterly Revenues

Subscription Revenues:  Revenues in the first two quarters declined from $427,797 in FY 2010 to $352,090 in FY 2011 primarily due to a decrease in the advertising expenditures.  As the Company’s cash reserves have been reduced they have cut expenses across the board.  Upon completion of the planned private placement we are planning to increase our advertising expenses and our sales promotions program and are hoping to see subscription revenues increase substantially.

FOREX Revenue:  FOREX revenues increased slightly from $42,174 in the first two quarters of FY 2010 to $44,100 in FY 2011.  FOREX revenues are generated based upon the trade activity level of current subscribers.  The Company has connected with an unrelated party for which they provide basic support services for.  Revenue levels related to FOREX naturally fluctuate during the course of the year.

Advertising Revenue:  Advertising revenues decreased from $25,000 in the first two quarters of FY 2010 to $16,200 in FY 2011.  The reason for this decline was that two minor advertising clients did not renew their contract.  The Company is seeking to generate more long term advertising contracts.  As these are put into place revenue in this category should be fairly smooth from period to period.

Quarterly expenses

Costs of Goods (Services) Sold:  As the Company experienced growth during FY 2010 they expanded their operations in China to support the increased sales volume.  However, as our sales dipped from $494,971 in the first six months of 2010 to $412,390 in the first six months of 2011 the costs remained elevated resulting in a substantial decrease to the company’s gross profit margin from 48% to 35%.  As we implement plans to increase sales this margin is expected to increase.

General & Administrative Expenses:  The Company experienced slightly higher general and administrative expenses in the first six months as it is generated additional costs in association with filing this registration statement and becoming a public reporting company.  Though some of these expenses are expected to be ongoing The Company is reviewing ways to decrease general and administrative expenses going forward.

Other Notes Regarding FY 2010

While the Company posted losses for this annual period, it should be noted that there were additional expenses as well as expenditures of cash incurred with several significant events as well as additional funds raised in association with the private placement that continued from the previous annual period and was concluded in November of 2009.

We raised $510,000 during this fiscal period through a private placement of our stock as well as significantly increased our advertising efforts to continue to grow the associated subscription and advertising income stream(s). We also bore the additional legal and accounting expense related to the Private Placement as well as related expense of our audit/accounting work for 2009 and 2010.

During this fiscal period we issued 750,000 options to John J. Myers, a past Board of Directors Member in exchange for past services rendered having an impact of $52,498 to compensation expense.

During this fiscal period we issued 830,000 options to Edward Li, a past employee in exchange for services rendered having an impact of $53,575 to compensation expense.

During this fiscal period we issued 2,500,000 options to LJ Sabean, a past majority shareholder and Board of Directors Member (resigned in March of 2007) as a part of a certain re-purchase of common stock agreement with the Company.

In November of 2009, the Company purchased a note held by Hollingsworth LLC, a past majority shareholder (unsecured) for $112,500. The note was related to a purchase of Hollingsworth LLC’s interests in the Company by Leon J. Sabean, a shareholder in October of 2005 (as noted in a previously).

In January 2010, the Company repurchased 13,451,461 shares from Leon J. Sabean in consideration of a payment to Sabean of $150,000, forgiveness of the note receivable owed by Leon J. Sabean (via the Hollingsworth LLC interests as purchased in October of 2005), and through the issuance of 2,500,000 share purchase options. The Company then retired these shares to Treasury reducing the total number of shares outstanding accordingly.

During this period we substantially reduced our outstanding shares of common stock by 13,451,461 shares in accordance with the re-purchase agreement as described in the preceding paragraph. Please note that this value does not include options as already described in Section 4.

During this period the Company elected to initiate an effort to file a Form 10 registration statement with the SEC as part of our effort to become a public Company. To this end it hired professional service providers to 1) provide for the creation of PCAOB compliant audited financial statements, 2) provide for financial statement support, and 3) engaged other resources as necessary to produce the Form 10 registration statement. We understand our financial reporting and compliance obligations as we move forward in becoming a public company.

Liquidity

The Company is currently addressing its liquidity issues by continually building upon its revenue generation subscription service products, increasing its advertising based revenues (as discussed) and by seeking investment capital through private placement of common stock and debt. Since inception, the Company has at times relied primarily upon proceeds from private placements and sales of shares of its equity securities to fund its operations. We anticipate continuing to rely on sales of our securities as well as increasing our subscriptions services revenues in order to continue to fund our business operations. It should be noted that the Issuances of additional shares will result in dilution to our existing stockholders. There is no assurance that we will be able to complete all of the additional sales of our equity securities as planned and noted herein or that we will be able arrange for other financing to fund our planned business activities.

While all of these factors as noted above have the potential to impact the Company’s liquidity in either a positive or negative fashion, it is the Company’s position that should there be a continuing deficit in our operating costs it will likely be the result of the additional cost burden of becoming a publicly reporting company.  To that end the Company feels it will be able to raise the necessary capital to continue operations via the sale of additional stock as already disclosed and noted herein but we can offer no guarantee that we will be able to raise the needed working capital to provide liquidity through year end 2011 .  Once the Company deploys the additional educational based services (as discussed) and completes the raising of additional funds through the private placement (as discussed) it should be able to attain a break even operating basis and subsequent to a modest time period, achieve a cash flow positive position.

We anticipate that our negative monthly cash flow will continue to diminish to a point where we should be able to reach sustainable profitability as illustrated in our financial statements.  At this time ( 2 nd quarter of FY 2011) we are experiencing a monthly negative cash flow of approximate $26,000 (includes all of the additional costs as associated with this filing and our pursuit of becoming a public company whose stock is listed on the OTCBB) which is down significantly from the 1 st quarter of FY 2011 in which the average monthly losses were approximately $70,000.  We anticipate approximately $30,000 in monthly losses for the 3 rd quarter of FY 2011 noting our cash in bank as of the end of the 2 nd quarter of 2011 was approximately $46,000 and expect our 4 th quarter average monthly loss to have been reduced to $20,000 per month.

As we move into FY 2012 we anticipate that our losses as the result of operations will continue to decrease; noting our anticipated losses for the 1 st quarter of FY 2012 are estimated to be $45,000 ($15,000 per month) and for the 2 nd quarter of FY 2012 are estimated to be $22,500 ($7,500 per month).

We would, based upon our current expectations then expect to generate a negative cash flow of approximately $202,500 through November of 2011.  Noting we had $46,000 in our operating account as of December 1, 2010 this would seem to indicate a cash shortfall of approximately $172,000.

In reviewing the sources of capital available to the Company to address the liquidity issue we find there are three avenues we may pursue.  The first would be to increase our current revenues as they relate to existing services offered noting this effort would require the expenditure of some additional capital on various marketing efforts to increase the number of potential clients interested in one or more of our services.  This would result in additional cash demands on the Company that are currently under consideration.  The second would be to create new sources of revenue (as discussed on page 13, and as related to your "Portal, IR and PR marketing and Conference and Online Platform businesses) which would also require the expenditure of additional capital to develop as well as market such services.  This would also result in additional cash demands on the Company.  The third would be to raise capital through the private placement that is currently under way, noting that as of March 25, 2011 we have raised $ 261 ,000 (representing 2,175,001 shares of common stock) and anticipate being able to raise additional capital to meet the Company’s interim liquidity needs as we work to increase our revenues to a point of being able to achieve a sustainable profit as well as positive cash flow for the Company.

The Company believes that it will be successful in increasing its revenues (current offerings only) as well as raising additional capital through the sale of its common stock as noted above to a point that it will be able to sustain its operations through November of 2011 as well as to a point of profitability.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholder’s equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or research and development services with us.

Contractual Obligations

We have no contractual obligations outstanding other than those based on a month to month continuing basis as they relate to technical services (web hosting, Bloomberg services, etc.) and as they relate to a specific office space lease in Shanghai, China (located at 18 B-C, No 55, Huai Hai Road (W), Shanghai, China, 200030).

Item 3. Properties.

The Company currently maintains leased space in Shanghai, China (as described in the Financials, page F-15) as well as a small office presence in Arcadia, California.  It also maintains a correspondence address in Arcadia, California on a month to month basis.

Shanghai Offices	18 B-C, No 55, Huai Hai Road (W), Shanghai, China, 200030 (lease expires 05/01/2011)
Arcadia Offices	150 N Santa Anita Avenue, Suite 300, Arcadia, CA 91006 (month to month)
Correspondence Address	411 E. Huntington Drive, #107-228, Arcadia, CA 91006 (month to month)

The Company has no other real property holdings or leases other than those as disclosed above.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information as of the date of this Filing with respect to the beneficial ownership of the Company’s Common Stock and Warrants by all persons known by the Company to be beneficial owners of more than 5% of any such outstanding classes. Unless otherwise specified, the named beneficial owner has, to the Company’s knowledge, sole voting and investment power.

		Amount of	Percent of Class
Title Of Class	Name, Title and Address of Beneficial Owner of Shares	Beneficial Ownership(1)	Before Offering	After Offering
Common	Leon J. Sabean(2)	7,745,106	18.76%	18.72%
Common	Warren Wang, CEO, Chairman of the Board, Director(3)	9,815,709	23.73%	23.73%
Common	Brett Roper, Secretary of the Board of Directors (4)	100,000	00.24%	00.24%

Notes:

1.
As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or share investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of a security). Current Ownership (options/warrants included) currently stands at 42,480,030 shares of common stock (includes options).

2.
The address for Leon J. Sabean is c/o World Financial, 16152 Beach Blvd., Suite 265, Huntington Beach, CA 92647. Mr. Sabean currently has 2.5M Options (related to the repurchase of shares as previously disclosed) exercisable at $0.005 per warrant over a four-year time period (625,000 per year) after the Company is listed (BB or equal) and trading.

3.
The address for Warren Wang is c/o ChineseInvestors.com, Inc., 150 North Santa Anita Ave., Suite 300, Arcadia, California, 91006. Mr. Wang currently has 2.5M Options (related to the repurchase of shares as previously disclosed) exercisable at $0.10 per warrant over a four-year time period (625,000 per year) after the Company is listed (BB or equal) and trading. Mr. Wang also has 1.2M options exercisable at $.000001 at any time prior to December 2010.

4.	The address for Brett Roper is 4142 South Cathay Way, Aurora, Colorado, 80013. These shares were awarded to Mr. Roper by Hollingsworth LLC in May of 2002 for services performed for that entity.

Item 5. Directors and Executive Officers.

Name	Age	Served Since	Position
Warren (Wei) Wang	42	Dec. 1999	Chief Executive Officer and Chairman of the Board
Brett Roper	57	Mar. 2002	Secretary of the Board of Directors and Vice President of Corporate Services
James S. Toreson	68	Apr. 2010	Director (Independent) (Previous Board Service Mar. 2002 thru Apr. 2003)

Notes:

I.	All terms are set for the single annual period between our Annual Shareholders Meeting(s).

II.
James S. Toreson served on the Board of Directors previously in association with the Hollingsworth LLC ownership time period from March of 2002 through August of 2003. Mr. James S. Toreson is the single voting member of our audit, nominating, and compensation committees although Mr. Warren Wang and Mr. Brett Roper serve on these committees in a non-voting capacity as Management Representatives.

III.
Mr. Toreson and Mr. Roper had no relationship with Mr. Wang or each other prior to October of 2001 when they were introduced to each other, as well as the Company and Hollingsworth LLC as a part of the Due Diligence Team assembled to provide consideration and support to Hollingsworth LLC prior to their investment in the Company, occurring in March of 2002.

IV.	Mr. Roper served on the Board of Directors starting in March of 2002 (through December of 2005 as the Hollingsworth LLC Representative) and continues to serve in that capacity as of this date.

V.
The Audit Committee was enlarged to three persons in June of 2010 with James S. Toreson serving as its Chairman and single voting member as of this date. Mr. Toreson , who is independent within the meaning of Regulation S-K Item 407(d)(5)(i)(B) has been determined to have the necessary financial experience to serve as the committee financial expert .  Mr. Toreson is qualified as a financial expert due to his understanding of generally accepted accounting principles which he has gained through a combination of education and experience as a key executive for over 30 years in a wide variety of businesses.  A brief summary of his business experience is listed below Mr. Roper and Mr. Wang serves on the committee in a non-voting capacity.

Warren Wang founded the Company in late 1999. Warren was born in 1968, in Shanghai, China. He studied finance at St. John’s University in New York. Mr. Wang has served as Chief Executive Officer, Chairman of the Board, and Director of ChineseInvestors.com since its inception with the exception of March, 2002 through August of 2003 when James S. Toreson served as the Company’s Chief Executive Officer as a condition of the Hollingsworth LLC investment. He was previously the Vice President of Investments for Tradeway Securities Group, a Senior Financial Consultant for Waldron & Co., and a Senior Account Executive for Donald & Co. Securities. Mr. Wang has over 15 years of experience in the financial markets industry and has extensive experience in management, project development, sales, marketing, accounting, and administration. Mr. Wang is Chartered Financial Analyst (CFA) Candidate as well as a member of the Market Technicians Association (MTA).

Brett Roper has served on the Company’s Board of Directors since 2002 and has provided assistance to the Company in a number of capacities including , Secretary of the Board (current), operating planning and development, financial planning and development, and various other duties as requested. He currently resides in Denver Colorado, providing business development and general support services for various companies while working as needed for ChineseInvestors.com. He has an extensive background in management and has traveled to China several times over the years providing additional support services to the Company. Brett has agreed to provide the coordination and general support for near-term activities and planning.

James S. Toreson joined the Board of Directors in May of 2010 and has over 30 years of experience as a key executive, leading high-tech companies through their start-up, turn around, and growth phases. He was instrumental in providing strategic planning, capital transactions, and strategic partnerships, including IPOs; secondary offerings; private placements; acquisitions; divestitures; and far-east joint ventures with major companies in Japan, Korea, Taiwan, and the People’s Republic of China. He is a “hands on” serial entrepreneur with a broad range of expertise in product development, marketing, manufacturing, quality system such as ISO 9000 and Six Sigma, flexible automation, and is the author of several patents in computer hardware technology. In the early part of his career, he made leading edge technical contributions in the fields of integrated circuits; computer design; computer peripherals, hard disk development, including, thin film heads, thin film media and computer aided manufacturing at world class companies including Xebec, Hewlett-Packard, Spectra-Physics, and Bell Telephone Laboratories. His current activities are in the design and deployment of utility-scale solar PV power plants. He is an honors graduate of the University of Michigan with a BSEE and MSEE, and was awarded a Doctorate from the University of Nevada, and has done post-graduate work in computer engineering at the University of Pennsylvania and the University of Santa Clara. He currently serves as the board’s single independent member.  The Board has adopted the NASDAQ® definition of an independent director.  Under those rules, Mr. Toreson would be considered independent if he is not an employee of the Company and he does not have a relationship with the Company that would interfere with his exercise of independent judgment in acting as a director of the Company.  Mr. Toreson has advised Messrs. Wang and Roper that he has no such relationship that would interfere with his exercising independent judgment as a director of the Company.

Mrs. Lan Jiang serves as the Company’s Shanghai Office Manager and is married to our CEO, Warren (Wei) Wang (marriage prior to Company inception).

Currently, the Company has designated Mr. Brett Roper as its interim Financial Officer and plans to make a determination prior to year end 2011 as to more permanent positions for both the Financial Officer as well as the Principal Accounting Officer based upon its ability to compensate as well as attract such talent to the organization.

Item 6. Executive Compensation.

The following information summarizes the compensation earned during the year ending May 31, 2009 and May 31, 2010.

Officers and Management

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	NonEquity Incentive Plan Comp	Non-Qualified Defer. Comp	All Other Compensation	Totals
Warren Wang	2009	$96,000.00	$—	$—	$—	$—	$—	$—	$96,000.00
Chief Executive Officer	2010	$96,000.00	$—	$—	$—	$—	$—	$—	$96,000.00

Brett Roper	2009	$24,500.00	$—	$—	$—	$—	$—	$—	$24,500.00
VP of Administrative Services	2010	$30,250.00	$—	$—	$—	$—	$—	$—	$30,250.00

Lan Jiang	2009	$60,000.00	$—	$—	$—	$—	$—	$—	$60,000.00
Office Manager, Shanghai	2010	$60,000.00	$—	$—	$—	$—	$—	$—	$60,000.00

Board of Directors

Name and Principal Position	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Non-Qualified Defer. Compensation	All Other Compensation	Totals

Warren Wang, Chairman of the Board	$—	$—	$—	$—	$—	$—	$—

Brett Roper, Secretary of the Board	$12,000.00	$—	$—	$—	$—	$—	$12,000.00

James S. Toreson, Director	$2,000.00	$—	$—	$—	$—	$—	$2,000.00
____________
(1)           Brett Roper took on the role of VP, Administrative Services in April of 2010
(2)           Mrs. Lan Jiang is not an officer of the corporation, does not serve on the Board of Directors, and is included in this table as a part of our related party disclosure as she is the spouse of the CEO, Mr. Warren Wang.

Employment Contracts

The Company currently does not have any active employment agreement(s) with any employee associated with the Company.

It is the Company’s intent to enter into an employment contract in the near future with its CEO and Founder, Mr. Warren Wang as well as any other employee(s) or contractor(s) determined by the Board of Directors to be critical to the Company’s future operations.

Non-Statutory Stock

The Company does not currently have any type of stock based compensation, award, or incentive plan document but plans to create such a plan in the near future in consultation with and the approval of our Compensation Committee.

Compensation Plan

The Company’s current compensation plan for key individuals is as follows:

Warren Wang currently receives $8,000 per month in salary and receives reimbursement for an apartment in Shanghai, China (approximately $900 per month). He has no other current compensation in place other than the options as disclosed in item 4, note 3.

Brett Roper currently receives $5,500 per month in salary (as of October, 2010) which includes $1,000 per month in Board of Directors service compensation. He has no other current compensation in place.

James S. Toreson currently receives $1,000 per month for Board of Directors service compensation. He has no other current compensation in place.

Lan Jiang currently receives $5,000 per month for her duties as the Office Manager of our Shanghai offices (Representative Status Office). She has no other current compensation. She is also the wife of our CEO, Warren Wang.

The Compensation Committee intends (as already noted) to create a stock based compensation and incentive plan in the near future that would address performance of Board of Director(s) duties as well as reward employee job performance.

The Compensation Committee plans to formalize a compensation plan in the near future in consultation with and the approval of our Compensation Committee.

Item 7. Certain Relationships and Related Transactions, and Director Independence

The board of directors must approve all related party transactions. All material related party transactions will be made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.

During fiscal year 2010 the company entered into a transaction with Mr. Sabean to buy back and subsequently retire 13,451,461 shares.  This transaction is explained in detail on page 5 and 6 of this document.  The company paid Mr. Sabean consideration of $150,000 cash, 2,500,000 in stock options and forgave the $112,500 note receivable.

Director Independence

James S. Toreson is our only non-employee director, and our board of directors has determined that he meets the qualification of being an independent pursuant to the current SEC guidelines.  The Board has adopted the NASDAQ® definition of an independent director.  Under those rules, Mr. Toreson would be considered independent if he is not an employee of the Company and he does not have a relationship with the Company that would interfere with his exercise of independent judgment in acting as a director of the Company.  Mr. Toreson has advised Messrs. Wang and Roper that he has no such relationship that would interfere with his exercising independent judgment as a director of the Company.

Item 8. Legal Proceedings

The Company is not a party to any legal proceeding that it believes will have a material adverse affect upon its business or financial position.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity & Related Stockholder Matters

The Company does not currently have a public based market for trading its shares of stock as already disclosed.

The Company has not nor does it anticipate paying any form of dividend in the near future.

The Company completed a Regulation D Private Placement in November of 2009 (initiated in December of 2008) whereby it raised $1,000,000 through the sales of 10,000,000 shares of common stock to 54 individuals.

The Company completed a Regulation D Private Placement in October of 2008 (initiated in October of 2007) whereby it raised $495,000 through the sales of 2,970,000 shares of common stock.

The Company (as of March 25, 2011 ) has 340 shareholders holding 42,480,030 total common shares of stock. (includes options)

The Company does not currently have any shares authorized for issuance under equity compensation plans.  We previously issued options and warrants to purchase shares as already disclosed within this registration statement’s financial statements.

Item 10. Recent Sales of Unregistered Securities.

The Company sold 2,970,000 shares of our Common Stock under a Regulation D Private Placement between October of 2007 and October of 2008. These sales generated $495,000 , with $50,000 being generated in 2008 and $445,000 being generated in 2009.  All shares were sold for approximately $0.1667 per share.   The private placement was open only to accredited investors.   The Company used the proceeds of the transaction to fund an attempted reverse merge into a publicly traded shell company.  As required by regulation S-K Item 701(d), The Shares were offered and sold in reliance on exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933, and Rule 506 of Regulation D there under. Each investor is an “accredited investor” as defined in Rule 501 of the same .

The Company sold 10,000,000 shares of our Common Stock under a Regulation D Private Placement between December, 2008 and November, 2009. These sales generated $1,000,000 and shares were sold for $0.10 per share. The Company used the proceeds of the transaction to fund ongoing operations as well as to repurchase company stock from Mr. Sabean (as noted) and advance the Company’s efforts to become a public entity. As required by Regulation S-K Item 701(d), the Shares were offered and sold in reliance on exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933, and Rule 506 of Regulation D there under. Each investor is an “accredited investor” as defined in Rule 501 of the same .

The Company plans to sell an additional 8,333,334 shares under a new Regulation D offering at $0.12 per share in an effort to raise an additional $1,000,000 commencing in the third quarter of fiscal year 2011 . This information is also included in subsequent event notes as found within the Audited Financial Statements, included in this document.

As of the date of writing, the Company has sold $261,000 in new interests through the sale of 2,175,001 shares of its common stock.   The maximum offering size is $1,000,000.  As required by regulation S-K Item 701(d), The Shares are being offered and sold in reliance on exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933, and Rule 506 of Regulation D there under. Each investor is an “accredited investor” as defined in Rule 501.  The Company plans to use the proceeds to fund ongoing operations, expand its business line and establish a Wholly Owned Foreign Enterprise (WOFE) in China.

Item 11. Description of Registrant’s Securities to be Registered.

The Company is registering for public reporting under Section 12 (g) of the Exchange Act.  The Company is not currently registering the sale of any of its securities.

When and if the Company is successfully accepted for listing on an exchange (has a Market Maker and FINRA Relationship), all securities as listed within Item 10 as well as all other shareholders of record who qualify for an exemption from registration under Rule 144 will be eligible to sell their shares without registration over the OTC:BB quotation service.   It should also be noted that there is no guarantee that the Company will be able to secure a Market Maker as well as FINRA relationship; both of which will be required in order to list our Common Stock for quotation on the OTC:BB.

Our authorized capital stock consists of 80,000,000 shares of Common Stock, par value $0.001 per share.  There are 35,900,030 Common Shares issued and outstanding as of the date of this registration statement.

All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders.

Item 12. Indemnification of Directors and Officers.

With certain exceptions involving ouster, securities violations, commodities violations, receiving deposits in insolvent banks with knowledge of insolvency, and recovery by an insurer of profits realized from transactions made with unfair use of information, directors and officers of the Company will not be individually liable to the Company, its stockholders or creditors for any damages as a result of any act or failure to act in their capacity as a director or officer unless it is proven that the act or failure to act breached fiduciary duties as a director or officer and such breach involved intentional misconduct, fraud, or a knowing violation of law.

Pursuant to our Bylaws, we are required to indemnify and hold harmless, to the fullest extent permitted by Indiana law, each officer and director of the Company who is made or is threatened to be made a party or are otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of ours or, while a director or officer of ours, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, against all expenses, liabilities and losses (including without limitation attorneys’ fees, judgments, fines, taxes, penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person. Under Indiana law, any such indemnification is only available if such person is not liable under the relevant statute or such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification provided by our Bylaws is not exclusive of any other rights to which those indemnified may be entitled under any statute, provision of the Company’s Articles of Incorporation or Bylaws, agreement, vote of stockholders or Directors, or otherwise and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors, and administrators of such person.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

The Company is entitled to purchase insurance on behalf of the officers and directors of the Company but is not required to do so.  The Board of Directors is currently evaluating this action.  The Company expects to obtain errors and omissions insurance on behalf of its officers and directors.  The Company has not yet determined whether it should obtain any type of “key man” coverage on any of its officers and or other key employees for the benefit of the Company and its shareholders.

Item 13. Financial Statements and Supplementary Data.

CHINESEINVESTORS.COM, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MAY 31, 2010 AND 2009

CHINESEINVESTORS.COM, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of ChineseInvestors.com, Inc.:

We have audited the accompanying balance sheet of ChineseInvestors.com, Inc. as of May 31, 2009 and 2010, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ChineseInvestors.com, Inc., as of May 31, 2009 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U. S. generally accepted accounting principles.

The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ B F Borgers CPA PC

B F Borgers CPA PC
Denver, CO
February 25, 2011

Chineseinvestors.com, Inc.

BALANCE SHEETS

As of May 31,	(Expressed in U.S. Dollars)

	2010	2009
	$	$
ASSETS
Current assets
Cash and cash equivalents [note 2]	154,802	314,882
Accounts receivable, net [note 2]	8,251	13,381
Other current assets [note 2]	20,061	19,236
Total current assets	183,114	347,499
Property & equipment, net [note 4]	6,503	9,003
Website development, net [note 5]	62,446	61,464
Total assets	252,063	417,966

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	3,761	3,656
Deferred revenue [note 2]	279,159	264,275
Accrued liabilities [note 2]	42,979	32,623
Total current liabilities	325,899	300,554
Long-term deferred revenue [note 2]	8,015	3,988
Total liabilities	333,914	304,542
Commitments [note 6]
Subsequent events [note 7]
Stockholders’ equity (Deficit) [note 3]
Common stock Authorized 80,000,000 common shares with a par value of $0.001 per share Issued and outstanding 33,591,696 (2009 — 41,943,157) common shares	33,592	41,943
Additional paid-in capital	6,044,834	5,682,910
Foreign currency gain/loss	290	2,925
Stockholders’ Deficit	(6,160,567)	(5,614,354)
Total stockholders’ equity	(81,851)	113,424
Total liabilities and stockholders’ equity	252,063	417,966

See accompanying notes

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

Year ended May 31,	(Expressed in U.S. Dollars)

	Common stock
	Shares #	Amount $	Additional paid-in capital $	Foreign currency gain/loss $	Stockholders’ (Deficit) $	Total $
Balance, May 31, 2008	34,373,157	34,373	4,755,480		(4,871,511)	(81,658)
Common stock issued for cash	4,900,000	4,900	485,100	--	--	490,000
Common stock issued for Thomas Capital Funding offering	2,670,000	2,670	442,330	--	--	445,000
Net income (loss) for the year	--	--	--	--	(742,843)	(742,843)
Foreign currency translation adjustment	--	--	--	2,925	--	2,925
Balance, May 31, 2009	41,943,157	41,943	5,682,910	2,925	(5,614,354)	113,424
Common stock issued for cash	5,100,000	5,100	504,900			510,000
Repurchase & retirement of common shares from majority shareholder	(13,451,461)	(13,451)	(249,049)	--	--	(262,500)
Stock based compensation	--	--	106,073			106,073
Net income (loss) for the year	--	--	--	--	(546,213)	(546,213)
Foreign currency translation adjustment	--	--	--	(2,635)	--	(2,635)
Balance, May 31, 2010	33,591,696	33,592	6,044,834	290	(6,160,567)	(81,851)

See accompanying notes

STATEMENTS OF OPERATIONS AND (LOSS)

Year ended May 31,	(Expressed in U.S. Dollars)

	2010	2009
	$	$
Operating revenues
Subscription revenue	834,081	563,583
Forex revenue	72,636	99,850
Advertising revenue	33,100	34,500
Total revenue	939,817	697,933
Cost of services sold	531,184	442,776
Operating Income	408,633	255,157
General & administrative expenses	734,555	897,388
Advertising expenses	220,291	100,612
Net (loss) for the year	(546,213)	(742,843)

Weighted average number of common shares outstanding — basic	43,308,795	36,639,321
Earnings (loss) per share — basic & diluted	(0.01)	(0.02)
Weighted average number of common shares outstanding — diluted	43,395,097	36,639,321
Weighted average number of common shares outstanding — basic & diluted	(0.01)	(0.02)

See accompanying notes

STATEMENTS OF CASH FLOWS

Year ended May 31,	(Expressed in U.S. Dollars)

	2010	2009
	$	$
OPERATING ACTIVITIES
Net (loss) for the year	(546,213)	(742,843)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	14,303	12,639
Share based compensation	106,073	—
Deposits	(3,461)	(6,519)
Accounts receivable	5,132	1,541
Accounts payable	105	156
Other accrued liabilities	29,266	(2,501)

Net cash (used in) operating activities	(394,795)	(737,527)

INVESTING ACTIVITIES
Purchase of equipment	(12,785)	(19,424)

FINANCING ACTIVITIES
Transaction to retire shares from majority shareholder	(262,500)	—
Proceeds from private placement	510,000	935,000

Net cash (provided from) financing actives	247,500	935,000

Increase (decrease) in cash and cash equivalents	(160,082)	178,049
Cash and cash equivalents, beginning of year	314,882	136,833
Cash and cash equivalents, end of year	154,802	314,882

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	—	—
Cash paid for US income taxes	—
Cash paid for China Representative office taxes	31,496	17,448

See accompanying notes

NOTES TO THE FINANCIAL STATEMENTS

Organization and Nature of Operations:

Business Description The Company was incorporated on June 15, 1999 in the State of California. The Company is a provider of Chinese language web-based real-time financial information. The Company’s operations had been located in California until September 2002 at which time the operations were relocated to Shanghai, China.

During May, 2000, the Company entered into an agreement with MAS Financial Corp. (“MASF”) whereby MASF agreed to transfer control of a public shell corporation to the Company and perform certain consulting services for a fee of $30,000.

During June, 2000, the Company completed reorganization with MAS Acquisition LII Corp. (“MASA”) with no operations or significant assets. Pursuant to the terms of the agreement, the Company acquired approximately 96% of the issued and outstanding common shares of MASA in exchange for all of its issued and outstanding common stock. MASA issued 8,200,000 shares of its restricted common stock for all of the issued and outstanding common shares of the Company. This reorganization was accounted for as though it were a recapitalization of the Company and sale by the Company of 319,900 shares of common stock in exchange for the net assets of MASA. In conjunction with the reorganization MASA changed its name to Chineseinvestors.com, Inc.

The Company is now incorporated as a C corporation in the State of Indiana as of June 1, 2004.

1.	Liquidity and Capital Resources:

Cash Flows — During the year ended May 31, 2010, the Company primarily utilized cash and cash equivalents and proceeds from issuances of its common stock to fund its operations. During the two years ending May 31, 2010 and May 31, 2009, the Company received $1,445,000 of proceeds from the sale of common stock.

Cash flows used in operations for the years ended May 31, 2010 and 2009 were $394,795 and $737,527, respectively which was an increase over prior years. Increased marketing costs and higher general and administrative costs due to expenses related to an attempted reverse merger and the current ongoing process of going public were the primary reasons for this increase.

Capital Resources — As of May 31, 2010, the Company had cash and cash equivalents of $154,802 as compared to cash and cash equivalents of $314,882 as of May 31, 2009.

Since inception, the Company has primarily relied upon proceeds from private placements of its equity securities to fund its operations. The Company anticipates continuing to rely on sales of our securities in order to continue to fund its business operations. Issuances of additional shares will result in dilution to its existing stockholders. There is no assurance that the Company will be able to complete any additional sales of our equity securities or that it will be able arrange for other financing to fund our planned business activities.

2.	Critical Accounting Policies and Estimates:

Basis of Presentation — These accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC for annual financial statements.

Foreign Currency – The Company has operations in the Peoples Republic of China, however the functional and reporting currency is in US dollars.  To come to this conclusion the Company considered the direction of Accounting Standards Codification (“ASC”) section 830-10-55.

Selling Price and Market - As a representative office in China the Company is not allowed to sell directly to China based customers.  Over 90% of its customers are in the United States and 100% of all sales are paid in US dollars.  This indicates the functional currency is US dollars.

Financing - The companies financing has been generated exclusively from the United States.  This indicates the functional currency is US dollars.

Expenses – The majority of expense are paid in US dollars.  The expenses generated in China are paid by a monthly or weekly cash transfer from the US when the expenses are due, resulting in very little foreign currency exposure.  This indicates the functional currency is US dollars.

Numerous Intercompany Transactions – The Company has multiple transactions each month between the US and foreign representative office.  This indicates the functional currency is US dollars.

Due to the functional and reporting currency both being in US dollars, ASC 830-10-45-17 states that a currency translation is not necessary.

Reclassifications — Certain amounts in the prior year’s financial statements have been reclassified to conform to the current year presentation and to correct prior year errors.

Revenue recognition — Revenue consists of three main sources:

1. Fees from banner advertisement, webpage hosting and maintenance, on-line promotion and translation services, advertising and promotion fees for customers in the Company’s Chinese Investment Guides, sponsorship fees from investment seminars, road shows, and forums; all of which sales prices are fixed and determinable at the time the contracts are signed and there are no provisions for refunds contained in the contracts. These revenues are recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured.

2. Fees from membership subscriptions; these revenues are recognized over the term of the subscription. Subscription term is generally between 3 and 12 months but can occasionally be as short as 1 month or as long as 24 months. Long term deferrals are generated from subscriptions over 12 months.

3. Commissions related to setting up currency trading accounts in association with Forex. These are recognized when earned.

Costs of Services Sold — Costs of services sold is recognized as the total direct cost of the Company’s operations in Shanghai.

Website Development Costs — The Company accounts for its Development Costs in accordance with ASC 350-50, “Accounting for Website Development Costs.” The Company’s website comprises multiple features and offerings that are currently developed with ongoing refinements. In connection with the development of its products, the Company has incurred external costs for hardware, software, and consulting services, and internal costs for payroll and related expenses of its technology employees directly involved in the development. All hardware costs are being capitalized in fixed assets. Purchased software costs are capitalized in accordance with ASC codification 350-50-25 related to accounting for the costs of computer software developed or obtained for internal use. All other costs are reviewed for determination of whether capitalization or expense is appropriate.

Cash and Cash Equivalents — The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. At certain times cash in bank may exceed the amount covered by FDIC insurance. At May 31, 2010 and 2009 there were deposit balances in a US bank of $147,907 and $293,633, respectively. In addition the company maintains cash balance in The Bank of China, which is a government owned Bank. The full balance of the deposits in China is secured by the Chinese government. At May 31, 2010 and 2009 there were deposits of $6,895 and $21,249, respectively, in The Bank of China.

Accounts Receivable and Concentration of Credit Risk — The Company extends unsecured credit to its customers in the ordinary course of business. Accounts receivable related to subscription revenue is recorded at the time the credit card transaction is completed, and is completed when the merchant bank deposits the cash to the Company bank account. Revenue related to advertising and Forex are regularly collected within 30 days of the time of services being rendered. However, since these are ongoing contracts there has been no instance of failure to pay. As of May 31, 2010 and May 31, 2009, the Company had accounts receivable of $8,251 and $13,381, respectively.

The Company evaluates the need for an allowance for doubtful accounts on a regular basis. As of May 31, 2010 and 2009, the Company determined that based on historically having no bad debts an allowance was not needed.

The operations of the Company are located in the People’s Republic of China (“PRC”). Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy.

Other Current Assets — Other current assets is comprised of deposits in Chinese Renminbi on building space under an operating lease and are stated at the current exchange rate at year end.

Other current assets were $20,061 and $19,236 for the years ended May 31, 2010 and May 31, 2009, respectively.

Property and Equipment — Property and equipment are stated at cost. Depreciation and amortization of property and equipment is provided using the straight-line method over estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the life of the lease. Depreciation and amortization expense was $14,303 and $12,639 for the years ended May 31, 2010 and May 31, 2009, respectively.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses from retirement or replacement are included in operations.

Impairment of Long-life Assets — In accordance with ASC Topic 360, the Company reviews its long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There was no impairment as of May 31, 2010 and May 31, 2009.

Accrued Liabilities and Other Liabilities — Accrued liabilities and other liabilities are comprised of the following:

	May 31	May 31,
	2010	2009
China Employees Salaries and Commissions Accrual	$24,186	$26,877
Representative Office Tax Accrual	7,568	3,778
Other Accruals	11,225	1,968
	$42,979	$32,623

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments — The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level one — Quoted market prices in active markets for identical assets or liabilities;

•	Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

•	Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

All Company financial instruments are Level one and are carried at market value. Therefore no adjustment is required.

Income Taxes — Income taxes are accounted for under the asset and liability method of ASC 740. Deferred tax assets and liabilities are recognized for net operating loss and other credit carry forwards and the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the tax effect of transactions are expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the year that includes the enactment date.

Deferred tax assets are reduced by a full valuation allowance since it is more likely than not that the amount will not be realized. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the underlying asset or liability giving rise to the temporary difference or the expected date of utilization of the carry forwards.

Advertising Costs — Advertising costs are expensed when incurred. Advertising costs totaled $220,291 and $100,612 in fiscal year 2010 and 2009, respectively.

Earnings (Loss) Per Share — Earning (loss) per share is computed using the weighted average number of common shares outstanding during the period. The Company has adopted ASC 260 (formerly SFAS128), Earnings Per Share.

Newly Adopted Accounting Pronouncements and New Accounting Pronouncements — In April 2010, the FASB issued ASU No. 2010-17, “Revenue Recognition — Milestone Method (ASC Topic 605): Milestone Method of Revenue Recognition” (codified within ASC 605 — Revenue Recognition). ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. ASU 2010-17 is effective for interim and annual periods beginning after June 15, 2010. The adoption of ASU 2010-17 is not expected to have any material impact on our financial position, results of operations or cash flows.

On July 1, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, “Topic 105 — Generally Accepted Accounting Principles — amendments based on Statement of Financial Accounting Standards No. 168 , “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles” (“ASU No. 2009- 01”). ASU No. 2009-01 re-defines authoritative GAAP for nongovernmental entities to be only comprised of the FASB Accounting Standards Codification (“Codification”) and, for SEC registrants, guidance issued by the SEC. The Codification is a reorganization and compilation of all then-existing authoritative GAAP for nongovernmental entities, except for guidance issued by the SEC. The Codification is amended to effect non-SEC changes to authoritative GAAP. Adoption of ASU No. 2009-01 only changed the referencing convention of GAAP in Notes to the Financial Statements.

In May, 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”) codified in FASB ASC Topic 855-10-05, which provides guidance to establish general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued, or are available, to be issued. SFAS 165 also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. SFAS 165 is effective for interim and annual periods ending after June 15, 2009, and accordingly, the Company adopted this pronouncement during the second quarter of 2009. SFAS 165 requires that public entities evaluate subsequent events through the date that the financial statements are issued. The Company has evaluated subsequent events through the filing date of this document.

In April, 2009, the FASB issued FSP No. SFAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” which is codified in FASB ASC Topic 825-10-50. This FSP essentially expands the disclosure about fair value of financial instruments that were previously required only annually to also be required for interim period reporting. In addition, the FSP requires certain additional disclosures regarding the methods and significant assumptions used to estimate the fair value of financial instruments. These additional disclosures are required beginning with the quarter ending June 30, 2009.

In April, 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than Temporary Impairments,” which is codified in FASB ASC Topic 320-10. This FSP modifies the requirements for recognizing other-than-temporarily impaired debt securities and changes the existing impairment model for such securities. The FSP also requires additional disclosures for both annual and interim periods with respect to both debt and equity securities. Under the FSP, impairment of debt securities will be considered other-than-temporary if an entity (1) intends to sell the security, (2) more likely than not will be required to sell the security before recovering its cost, or (3) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). The FSP further indicates that, depending on which of the above factor(s) causes the impairment to be considered other-than-temporary, (1) the entire shortfall of the security’s fair value versus its amortized cost basis or (2) only the credit loss portion would be recognized in earnings while the remaining shortfall (if any) would be recorded in other comprehensive income. FSP 115-2 requires entities to initially apply the provisions of the standard to previously other-than-temporarily impaired debt securities existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment potentially reclassifies the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulate other comprehensive income. The Company adopted FSP No. SFAS 115-2 and SFAS 124-2 beginning April 1, 2009. This FSP had no material impact on the Company’s financial position, results of operations or cash flows.

In April, 2009, the Financial Accounting Standards Board (“FASB”) issued FSP No. SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP No. SFAS 157-4”). FSP No. SFAS 157-4, which is codified in FASB ASC Topics 820-10-35-51 and 820-10-50-2, provides additional guidance for estimating fair value and emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation techniques used, the objective of a fair value measurement remains the same. The Company adopted FSP No. SFAS 157-4 beginning April 1, 2009. This FSP had no material impact on the Company’s financial position, results of operations or cash flows.

Stock Based Compensation — The Company accounts for share-based payments pursuant to ASC 718, “Stock Compensation” and, accordingly, the Company records compensation expense for share-based awards based upon an assessment of the grant date fair value for stock options and restricted stock awards using the Black-Scholes option pricing model.

Stock compensation expense for stock options is recognized over the vesting period of the award or expensed immediately under ASC 718 and EITF 96-18 when options are given for previous service without further recourse. The Company issued stock options to contractors that had been providing services to the Company upon their termination of services. Under ASC 718 and EITF 96-18 these options were recognized as expense in the period issued because they were given as a form of compensation for services already rendered with no recourse.

The following table summarizes share-based compensation expense recorded in selling, general and administrative expenses during each period presented (in thousands):

	Twelve Months Ended
	May 31,	May 31,
	2010	2009
Stock options	1,580,000	—
Total share-based compensation expense	$106,073	—

Stock option activity was as follows:

	Number of Shares	Weighted Average Exercise Price ($)
Balance at May 31, 2008	1,200,000	$.00
Granted	—	—
Exercised	—	—
Forfeited or expired	—	—
Balance at May 31, 2009	1,200,000	$.00
Granted	4,080,000	$.03
Exercised	—	—
Forfeited or expired	—	—
Balance at May 31, 2010	5,280,000	$.03

The following table presents information regarding options outstanding and exercisable as of May 31, 2010:

Weighted average contractual remaining term — options outstanding	2.95 years
Aggregate intrinsic value — options outstanding	—
Options exercisable	2,070,000
Weighted average exercise price — options exercisable	$.02
Aggregate intrinsic value — options exercisable	—
Weighted average contractual remaining term — options exercisable	2.54 years

As of May 31, 2010, future compensation costs related to options issued was $0. However, after May 31, 2010 additional stock options were granted to the CEO; these options, generating an expense of $160,741, which will be recognized as an expense in the first quarter of 2011.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

Risk-free interest rate	1.44%
Expected life of options	4-5 years
Annualized volatility	90.6%
Dividend rate	0%

3.	Stockholders’ Equity:

At May 31, 2010 and 2009, the Company’s $.001 par value common stock authorized were 80,000,000 shares. In addition, 20,000,000 shares of $.001 par value preferred stock were authorized, but none has been issued.

During the years ended May 31, 2009 the company issued 2,670,000 common stocks to replace the shares sold but not delivered in a planned reverse merge shell that did not come to fruition.

During the year ended May 31, 2010 and 2009 the Company issued 5,100,000 and 4,900,000 shares of common stock for cash consideration aggregating $1,000,000.

During the year ended May 31, 2010 the Company completed a transaction to repurchase approximately 75% of the common stock shares owned by the Company’s majority shareholder (“the shareholder”). The Company purchased a note receivable for $112,500 that was due from the shareholder. They then reached an agreement with the shareholder to purchase 13,451,461 of his common shares in exchange for forgiving the note, $150,000 cash, and 2,500,000 in stock options, exercisable at $.005, valued at $240,512 under Black-Scholes. Upon completion of the purchase the Company retired the 13,451,461 shares and the transaction costs are included in additional paid in capital.

The Note receivable was purchased for $112,500 in cash and was booked at the fair market value and purchase price of $112,500 and then written off to APIC as part of the retirement of the shares from the majority shareholder which was done at the same time. Additionally, $150,000 was paid in cash to the majority shareholder for the retirement of the note and he was given stock options with a Black-Scholes valuation of $240,512. To retire these shares forgiveness of a note worth 112,500 was given in addition to $150,000 in cash and $240,512 worth of stock options given to the majority shareholder. This totals approximately 503,000 in consideration given to retire 13,451,461 shares. This yields an effective stock price being retired of approximately 4 cents a share. Since this is well below the deemed market price of 10 cents a share remaining in APIC and no gain/loss is recognized on this since the stock price permits this value and this is a related party transaction. The note receivable being forgiven is also treated as part of this transaction since this note was purchased with the intention of using it to retire these shares and this note was purchased after negotiations with the shareholder had already begun and was purchased with this transaction in mind. Consequently, the note is considered to be part of this transaction and is accounted for as part of this transaction.

The following table summarizes shares issued in association with the repurchase of company shares from a majority shareholder. The Company records stock option awards based upon an assessment of the grant date fair value for stock options using the Black-Scholes option pricing model. The transaction was recorded in and additional paid in capital as a stock repurchase and did not impact income or expenses:

Twelve Months Ended
May 31, 2010
Stock options	2,500,000
Total share-based equity transaction	$240,512

4.	Property and Equipment:

Property and equipment are recorded at cost, net of accumulated depreciation and are comprised of the following:

	May 31	May 31,
	2010	2009
Furniture & Fixtures	$22,415	$17,463
Leasehold Improvements	9,540	9,540
	31,955	27,003
Less: Accumulated Depreciation	25,452	18,000
	$6,503	$9,003

Depreciation on equipment is provided on a straight line basis over its expected useful lives at the following annual rates

Computer equipment	3 years
Furniture & Fixtures	3 years
Leasehold Improvements	Term of the lease

Depreciation expense for 2010 and 2009 was $7,262 and $6,120 respectively.

5.	Intangible Assets:

Intangible assets are comprised of the following:

	May 31,	May 31,
	2010	2009
Website Development costs	$105,616	$97,783
Less: Accumulated Amortization	43,170	36,319
	$62,446	$61,464

Amortization is calculated over a straight-line basis using the economic life of the asset. Amortization expense for 2010 and 2009 was $7,041 and $6,519 respectively.

6.	Commitments and Concentrations:

The Company reimburses the CEO for an apartment pursuant to a month-to-month lease for the use of the CEO and his family in Shanghai, China for a monthly expense of approximately $900. This lease could be terminated at any time with no additional payments required. In addition, during the 2009 fiscal year, the Company leased an apartment for the use of a consultant who was hired by the Company. Upon his contract being complete the Company terminated the lease. There are no future commitments regarding this lease.

The company currently leases office space in Shanghai for its Chinese operations. The current office lease term will end September 30, 2010 with projected expense of $18,500. At May 31, 2010 the Company was in negotiations with the owner of the building for an additional two year term for the existing office space.

Concentrations — During the years ended May 31, 2010 and 2009 ; all of the Company’s revenue was derived from its operations in China.

Litigation — The Company is involved in legal proceedings from time to time in the ordinary course of its business. As of the date of this filing, the Company is not a party to any lawsuit or proceedings which, individually or in the aggregate, in the opinion of management, is reasonably likely to have a material adverse effect on the financial condition, results of operation or cash flow of the Company.

7.	Subsequent Events:

Private Placement Memorandum — During the third quarter of FY 2011 the Company plans to open a private placement memorandum to facilitate the sale of additional shares of stock. The goal is to raise an additional $1,000,000 by selling 8,333,334 shares at $.12 per share.  As of March 25, 2011 the company has raised $261,000 by selling 2,175,001 new shares.

Stock Based Compensation — During the first quarter of 2011 fiscal year the Company awarded the CEO of the company 2,500,000 options for past services provided resulting in an expense of $160,740 in additional compensation expense being recognized by the Company. No future expense beyond quarter one will be required to be recognized as all options are expensed immediately under ASC 718.

New Office Lease — During the first quarter of 2011 fiscal year the Company renewed their office lease in Shanghai for an additional two years ending September 30, 2013 resulting in the following additional future commitments, based on the exchange rate at May 31, 2010.

2011	$57,745
2012	$59,954
2013	$20,116

8.	Income Taxes:

The Company recorded no income tax provision or benefit for the years ended May 31, 2010 and 2009, because the Company believes it is more likely than not that these will not be utilized in the near future due to net losses. The Company generated no taxable income. The income tax provision (benefit) differs from the amount computed by applying the U.S. Federal income tax rate of 34% plus applicable state rates to the loss before income taxes due to the unrecognized benefit resulting from the Company’s valuation allowance, as well as due to nondeductible expenses.

For income tax reporting purposes, the Company has approximately $1.8 million of net operating loss carry forwards that expire at various dates through 2030. The Tax Reform Act of 1986 contains provisions that may limit the net operating loss carry forwards and tax credits available to be used in any given year if certain events occur, including significant changes in ownership interests. Realization of net operating loss and tax credit carry forwards is dependent on generating sufficient taxable income prior to their expiration dates.

As of May 31, 2010 and 2009, the Company had approximately $776,000 and $605,000, respectively, of net deferred tax assets, comprised primarily of the potential future tax benefits from net operating loss carry forwards. Based upon the level of historical taxable income and projections for future taxable income over the period in which the deferred tax assets are deductible, management could not conclude that realization of the deferred tax assets as of May 31, 2010 and 2009, was more likely than not, and therefore, the Company has recorded a valuation allowance to reduce the net deferred tax assets to zero. The valuation allowance increased approximately $170,000 and $112,000 during the years ended May 31, 2010 and 2009 respectively. The amount of deferred tax assets considered realizable could be adjusted in the near term if future taxable income is generated.

The Company’s effective tax rate differs from the statutory rate due to the following (expressed as a percentage of pre-tax income):

Description	2009		2010
Federal Statutory Rate	34%		34%
State Statutory Rate	6%		6%
Change in Rate / Other	(3%	)	3%
Permanent Tax Differences	(20%	)	-1%
Calculated Rate	17%		42%
Actual Calculated Rate	(17%	)%	(42%	)
Difference	0%		0%

FINANCIALS FOR QUARTER 2 , FISCAL YEAR 2011

Chineseinvestors.com, Inc.

Chineseinvestors.Com, Inc.

BALANCE SHEETS

As of	(Expressed in U.S. Dollars)

	(UNAUDITED) November 30, 2010	(Audited) May 31, 2010
	$	$

ASSETS
Current assets
Cash and cash equivalents [note 2]	46,070	154,802
Accounts receivable, net [note 2]	11,160	8,251
Other current assets [note 2]	19,990	20,061
Total current assets	72,220	183,114
Property & equipment, net [note 4]	6,070	6,503
Website development, net [note 5]	62,580	62,446
Total assets	145,870	252,063

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	810	3,761
Deferred revenue [note 2]	303,980	279,159
Accrued liabilities [note 2]	48,104	42,979
Total current liabilities	352,894	325,899
Long-term deferred revenue [note 2]	5,880	8,015
Total liabilities	358,774	333,914

Commitments [note 6]
Subsequent events [note 7]

Stockholders’ equity [note 3]
Common stock Authorized 80,000,000 common shares with a par value of $0.001 per share Issued and outstanding 33,591,696 common shares	33,592	33,592
Additional paid-in capital	6,205,575	6,044,834
Foreign currency gain/loss	762	290
Deficit	(6,452,833)	(6,160,567)
Total stockholders’ equity	(212,904)	(81,851)
Total liabilities and stockholders’ equity	145,870	252,063

See accompanying notes

Chineseinvestors.Com, Inc.

STATEMENTS OF OPERATIONS AND (LOSS)
(UNAUDITED)

(Expressed in U.S. Dollars)

	Three months ended November 30,		Six months ended November 30,
	2010	2009	2010	2009
Operating revenues
Subscription revenue	$179,890	$218,710	$352,090	$427,797
FOREX revenue	17,740	27,120	44,100	42,174
Advertising revenue	8,100	16,500	16,200	25,000
Total revenue	205,730	262,330	412,390	494,971

Cost of services sold	133,580	139,700	266,780	259,489

General & administrative expenses	130,288	171,696	398,028	405,564
Advertising expenses	19,450	51,630	39,850	102,967

Net (loss) for the quarter	(77,588)	(100,696)	(292,268)	(273,049)

Weighted average number of common shares outstanding – basic	33,591,696	45,825,575	33,591,696	44,104,906

Earnings (loss) per share - basic	(0.01)	(0.01)	(0.01)	(0.01)
Weighted average number of common shares outstanding – diluted	41,371,696	47,775,575	41,371,696	45,698,348
Earnings (loss) per share - diluted	(0.00)	(0.00)	(0.01)	(0.00)

See accompanying notes

Chineseinvestors.Com, Inc.

STATEMENTS OF CASH FLOWS
(UNAUDITED)

Six months ended November 30,	(Expressed in U.S. Dollars)

	2010	2009

OPERATING ACTIVITIES
Net (loss) for the quarter	$(292,268)	$(273,049)
Adjustment to reconcile net (loss) to net cash used in operating activities:
Depreciation & amortization	7,018	10,272
Share based compensation	160,741	52,498
Deposits	545	784
Accounts receivable	(2,909)	(1,866)
Accounts payable	(2,951)	(1,156)
Other accrued liabilities	27,811	(4,956)

Net cash (used in) operating activities	(102,013))	(217,473)

INVESTING ACTIVITIES
Purchase of equipment	(6,719)	(6,015)

FINANCING ACTIVITIES
Proceeds from private placement	—	460,000

Increase (decrease) in cash and cash equivalents	(108,732)	236,512
Cash and cash equivalents, beginning of quarter	154,802	314,884
Cash and cash equivalents, end of quarter	46,070	551,396

Supplemental disclosure of cash flow information
Cash paid for interest, net of interest capitalized	—	—
Cash paid for income taxes	—	—
Cash paid for China representative office tax	20,068	12,675

See accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.	Basis of Presentation:

The accompanying unaudited financial statements have been prepared in accordance with the generally accepted accounting principles for interim financial statements and instructions for Form 10-Q. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. Operating results for any quarter are not necessarily indicative of the results for any other quarter or for a full year. In connection with the preparation of the financial statements the Company evaluated subsequent events after the balance sheet date of November 30, 2010 through the filing of this report.

These financial statements should be read in conjunction with our financial statements and the notes thereto for the fiscal year ended May 31, 2010 contained in our Form 10-12G/A filed March 25, 2011.

Liquidity and Capital Resources:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

Cash Flows – During the quarter ended November 30, 2010, the Company primarily utilized cash and cash equivalents and proceeds from issuances of its common stock to fund its operations.

Cash flows used in operations for the six months ended November 30, 2010 was $102,013, which represents a decrease in cash used in operations for the comparable six months ended November 30, 2009 of $217,473.  Decreased marketing expense and less expense related to the offering of securities are the primary reasons for this reduction.

There is substantial doubt that the Company will continue as a going concern.  The recoverability of recorded property and equipment, intangible assets, and other asset amounts shown in the accompanying financial statements is dependent upon the Company’s ability to continue as a going concern and to achieve a level of profitability.  The Company intends on financing its future activities and its working capital needs largely from the sale of equity securities until such time that funds provided by operations are sufficient to fund working capital requirements.  However, there can be no assurance that the Company will be successful in its efforts.  The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

In the past the Company has been successful in raising additional capital for the purpose of expanding its business as well as meeting its operating expense needs.  However, there is no guarantee that the Company will be able to raise the needed working capital to provide liquidity through year end 2011.  Please see Note 7 – Subsequent Events

Capital Resources – As of November 30, 2010, the Company had cash and cash equivalents of $46,070 as compared to cash and cash equivalents of $154,802 as of May 31, 2010.

Since inception, the Company has primarily relied upon proceeds from private placements of its equity securities to fund its operations. The Company anticipates continuing to rely on sales of our securities in order to continue to fund its business operations. Issuances of additional shares will result in dilution to its existing stockholders.

2.	Critical Accounting Policies and Estimates:

Basis of Presentation - These accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC for annual financial statements.

Foreign Currency – The Company has operations in the Peoples Republic of China, however the functional and reporting currency is in US dollars.  To come to this conclusion the Company considered the direction of Accounting Standards Codification (“ASC”) section 830-10-55.

●
Selling Price and Market - As a representative office in China the Company is not allowed to sell to China based customers.  Over 90% of its customers are in the United States and 100% of all sales are paid in US dollars.  This indicates the functional currency is US dollars.

●	Financing - The companies financing has been generated exclusively come from the United States. This indicates the functional currency is US dollars.

●
Expenses – The majority of expense are paid in US dollars.  The expenses generated in China are paid with a monthly or weekly cash transfer from the US when the expenses are due, resulting in very little foreign currency exposure.  This indicates the functional currency is US dollars.

●	Numerous Intercompany Transactions – The Company has multiple transactions each month between the parent and foreign subsidiary. This indicates the functional currency is US dollars.

Due to the functional and reporting currency both being in US dollars, ASC 830-10-45-17 states that a currency translation is not necessary.

The Company does hold deposits for an office lease that generates a foreign currency gain/(loss) in Chinese Renminbi.  Until these are refunded, the variance is accounted for quarterly and the other asset account is adjusted to the current exchange rate through the foreign currency gain/loss account in the equity section of the balance sheet.

Reclassifications - Certain amounts in the prior quarter’s financial statements have been reclassified to conform to the current quarter presentation and to correct prior quarter errors.

Revenue recognition - Revenue consists of three main sources:

1. Fees from banner advertisement, webpage hosting and maintenance, on-line promotion and translation services, advertising, and promotion fees for customers in the Company’s Chinese Investment Guides, sponsorship fees from investment seminars, road shows, and forums, all of which sales prices are fixed and determinable at the time the contracts are signed and there are no provisions for refunds contained in the contracts. These revenues are recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured.

2. Fees from membership subscriptions.  These revenues are recognized over the term of the subscription.  The subscription term is generally between 3 and 12 months but can occasionally be as short as 1 month or as long as 24 months.  Long term deferrals are generated from subscriptions over 12 months.

3. Commissions related to setting up currency trading accounts in association with FOREX.

Costs of Services Sold – Costs of services sold is recognized as the total direct cost of the Company’s operations in Shanghai.

Website Development Costs – The Company accounts for its development costs in accordance with ASC 350-50, “Accounting for Website Development Costs.”  The Company’s website comprises multiple features and offerings that are currently developed with ongoing refinements.  In connection with the development of its products, the Company has incurred external costs for hardware, software, and consulting services, and internal costs for payroll and related expenses of its technology employees directly involved in the development.  All hardware costs are being capitalized.  Purchased software costs are capitalized in accordance with ASC codification 350-50-25 related to accounting for the costs of computer software developed or obtained for internal use.  All other costs are reviewed for determination of whether capitalization or expense is appropriate.

Cash and Cash Equivalents – The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.  At certain times cash in bank may exceed the amount covered by FDIC insurance.  At November 30, 2010 and May 31, 2010, there were deposit balances in a US bank of $32,200 and $147,906, respectively.  In addition, the Company maintains cash balance in The Bank of China, which is a government owned Bank.  The full balance of the deposits in China is secured by the Chinese government.  At November 30, 2010 and May 31, 2010, there were deposits of $13,870 and $6,896, respectively, in The Bank of China.

Accounts Receivable and Concentration of Credit Risk - The Company extends unsecured credit to its customers in the ordinary course of business.  Accounts receivable related to subscription revenue is recorded at the time the credit card transaction is completed, and is completed when the merchant bank deposits the cash to the Company bank account.  Revenue related to advertising and FOREX are regularly collected within 30 days of the time of services being rendered.  However, since these are ongoing contracts there has been no instance of failure to pay.  As of November 30, 2010 and May 31, 2010, the Company had accounts receivable of $11,160 and $8,251, respectively.

The Company evaluates the need for an allowance for doubtful accounts on a regular basis.  As of November 30, 2010 and May 31, 2010, the Company determined that based on historically having no bad debts an allowance was not needed.

The operations of the Company are located in the People’s Republic of China (“PRC”). Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy.

Other Current Assets – Other current assets is comprised of deposits in Chinese Renminbi on building space under an operating lease and are stated at the current exchange rate at quarter end.  Other current assets were $19,990 and $20,061 as of November 30, 2010 and May 31, 2010, respectively.

Property and Equipment – Property and equipment are stated at cost. Depreciation and amortization of property and equipment is provided using the straight-line method over estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the life of the lease. Depreciation and amortization expense was $7,018 and $10,272 for the six months ended November 30, 2010 and November 30, 2009, respectively.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses from retirement or replacement are included in operations.

Impairment of Long-life Assets - In accordance with ASC Topic 360, the Company reviews its long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying amount of the asset. There was no impairment as of November 30, 2010.

Accrued Liabilities and Other Liabilities – Accrued liabilities and other liabilities are comprised of the following:

	November 30,	May 31,
	2010	2010

China Employee Salaries and Commissions Accrual	$30,374	$24,186
Representative Office Tax Accrual	6,810	7,568
Other Accruals	10,920	11,225
	$48,104	$42,979

Use of Estimates – The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

●	Level one – Quoted market prices in active markets for identical assets or liabilities;
●	Level two – Inputs other than level one inputs that are either directly or indirectly observable; and
●	Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

All Company financial instruments are Level one and are carried at market value.  Therefore no adjustment is required.

Income Taxes – Income taxes are accounted for under the asset and liability method of ASC 740. Deferred tax assets and liabilities are recognized for net operating loss and other credit carry forwards and the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the tax effect of transactions are expected to be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the year that includes the enactment date.

Deferred tax assets are reduced by a full valuation allowance since it is more likely than not that the amount will not be realized. Deferred tax assets and liabilities are classified as current or noncurrent based on the classification of the underlying asset or liability giving rise to the temporary difference or the expected date of utilization of the carry forwards.

Advertising Costs - Advertising costs are expensed when incurred. Advertising costs totaled $39,850 and $102,967 in the six months ended November 30, 2010 and November 30, 2009, respectively.

Earnings (Loss) Per Share - Earning (loss) per share is computed using the weighted average number of common shares outstanding during the period.  The Company has adopted ASC 260 (formerly SFAS 128), Earnings per Share.

Stock Based Compensation - The Company accounts for share-based payments pursuant to ASC 718, “Stock Compensation” and, accordingly, the Company records compensation expense for share-based awards based upon an assessment of the grant date fair value for stock options and restricted stock awards using the Black-Scholes option pricing model.  The fair value of the options is amortized over the vesting period.

Stock compensation expense for stock options is recognized over the vesting period of the award or expense immediately under ASC 718 and EITF 96-18 when options are given for previous service without further recourse.   The Company previously issued stock options to contractors that had been providing services to the Company upon their termination of services.  Under EITF 96-18 these options were recognized as expense in the period issued because they were given as a form of compensation for services already rendered with no recourse.

The following table summarizes share-based compensation expense recorded in selling, general and administrative expenses during each period presented (in thousands):

	Six Months ended
	November 30, 2010	November 30, 2009

Stock Options	$2,500,000	$750,000
Total share based compensation expense	160,741	52,498

Stock option activity was as follows:

	Number of Shares	Weighted Average Exercise Price ($)

Balance at May 31, 2009	1,200,000	$.00
Granted	4,080,000	$.03
Exercised	-	-
Forfeited or expired	-	-
Balance at May 31, 2010	5,280,000	.03
Granted	2,500,000	.10
Exercised	-	-
Forfeited or expired	-	-
Balance at November 30, 2010	7,780,000	$.05

The following table presents information regarding options outstanding and exercisable as of November 30, 2010:

Weighted average contractual remaining term - options outstanding	3.74 years
Aggregate intrinsic value - options outstanding	-
Options exercisable	2,695,000
Weighted average exercise price – options exercisable	$.04
Aggregate intrinsic value - options exercisable	-
Weighted average contractual remaining term - options exercisable	3.75 years

As of November 30, 2010, future compensation costs related to options issued was $0.  During the six months ended November 30, 2010, stock options were granted to the CEO; these options, generating an expense of $160,741, were recognized as an expense in the first quarter of 2011.

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

Risk-free interest rate	1.09%
Expected life of options	4
Annualized volatility	90.6%
Dividend rate	0%

3.	Stockholders' Equity:

At November 30, 2010 and May 31, 2010, the Company’s $.001 par value common stock authorized stands at 80,000,000 shares.  In addition, 20,000,000 shares of $.001 par value preferred stock were authorized but not issued.

4.	Property and Equipment:

Property and equipment are recorded at cost, net of accumulated depreciation, and are comprised of the following:

	November 30,	May 31,
	2010	2010

Furniture & Fixtures	$25,250	$22,415
Leasehold Improvements	9,540	9,540
	34,790	31,955

Less: Accumulated Depreciation	28,720	25,452
	$6,070	$6,503

Depreciation on equipment is provided on a straight-line basis over its expected useful lives at the following annual rates

Computer equipment	3 years
Furniture & Fixtures	5 years
Leasehold Improvements	Term of the lease

Depreciation expense for the six months ended November 30, 2010 and November 30, 2009 was $3,377 and $5,274, respectively.

5.	Intangible Assets:

Intangible assets are comprised of the following:

	November 30,	May 31,
	2010	2010

Website Development costs	$109,500	$105,616
Less: Accumulated Amortization	46,920	43,170
	$62,580	$62,446

Amortization is calculated over a straight-line basis using the economic life of the asset. Amortization expense for the six months ended November 30, 2010 and November 30, 2009 was $3,641 and $4,998, respectively.

6.	Commitments and Concentrations:

The Company leases an apartment pursuant to a month-to-month lease for the use of the CEO and his family in Shanghai, China for a monthly rental of approximately $900.   This lease could be terminated at any time with no additional payments required.

Office Lease – During the first quarter of 2011 fiscal year the Company renewed their office lease for an additional two years ending September 30, 2013 resulting in the following future commitments, based on the exchange rate at November 30, 2010.

2011	$39,448
2012	$59,962
2013	$20,119

Concentrations – During the six months ended November 30, 2010 and November 30, 2009, all the Company’s revenue was derived from its operations in China.

Litigation – The Company is involved in legal proceedings from time to time in the ordinary course of its business.  As of the date of this filing, the Company is not a party to any lawsuit or proceedings which, individually or in the aggregate, in the opinion of management, is reasonably likely to have a material adverse effect on the financial condition, results of operation or cash flow of the Company.

7.	Subsequent Events:

Private Placement – During the third quarter of 2011, the Company commenced a private placement of up to $1,000,000 of its common stock at $.12 per share.  As of March 25, 2011, the Company had raised $261,000 through the sale of 2,175,001 shares of its common stock in that private placement.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15. Financial Statements and Exhibits

2nd Quarter Financial Statement (Ending November 30, 2010, Unaudited) is included in Item 13b.

Item 16C. Principal Accountant Fees and Services

Audit Fees

The following table sets forth the aggregate fees billed by our auditors, B F Borger CPA PC in FY 2010 and FY 2009. Our Board of Directors has considered these fees and professional services rendered compatible with maintaining the independence of that firm.

	For Year Ending May 31,
Description	2009	2010
Audit Fees (1)	$20,000	$20,000
Audit-Related Fees (2)	$—	$—
Tax Fees (3)	$1,000	$1,000
Totals	$21,000	$21,000
____________
(1)	Audit Fees consist of fees for the audit of our annual financial statements, review of our interim financial statements and review in connection with our statutory and regulatory filings.
(2)
Audit-Related Fees consist of fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”.

(3)	Tax Fees consist of fees related to tax compliance, tax advice, and tax planning.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ChineseInvestors.com, Inc.
(Registrant)

Date: March 25, 2011	By:	/s/ Brett Roper
Brett Roper
Interim Financial Officer

ChineseInvestors.com, Inc.
(Registrant)

Date: March 25, 2011	By:	/s/ Warren 'Wei' Wang
Wei Wang
Chief Executive Officer

____________
*	Print name and title of the signing officer under his signature.

EXHIBIT LIST

Exhibit Number	Exhibit Description

3.1	Articles of Incorporation*

3.2	Articles of Amendment of Articles of Incorporation*

3.5	By-laws of the Registrant*

* Previously filed.